Exhibit 99.1

Horizons
2017 Annual Report
Teck

Our Business

Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on steelmaking coal, copper, zinc and energy. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in 12 operating mines, one large metallurgical complex, an oil sands mining and processing operation, and several major development projects in Canada, the United States, Chile and Peru. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research.

Our corporate strategy is focused on exploring for, developing, acquiring and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to establish safe workplaces for our people and collaborative relationships with communities.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements

This annual report contains forward-looking statements. Please refer to the “Cautionary Statement on Forward-Looking Statements” on page 61.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.

In This Report

Our Business	1	Zinc	22

2017 Highlights	2	Energy	26

Letter from the Chairman	3	Exploration	29

Letter from the CEO	5	Financial Overview	30

Responsibility	7	Consolidated Financial Statements	63

Management’s Discussion and Analysis	9	Board of Directors	125

Steelmaking Coal	12	Officers	126

Copper	17	Corporate Information	127

On the cover: haul truck on the horizon at Greenhills Operations.

Steelmaking Coal
We are the world’s second-largest seaborne exporter of steelmaking coal, with six operations in Western Canada that have significant high-quality steelmaking coal reserves.
Copper
We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and copper development projects in North and South America.
Zinc
We are one of the world’s largest producers of mined zinc, and operate one of the world’s largest fully integrated zinc and lead smelting and refining facilities.
Energy
We have an interest in a large producing oil sands mining and processing operation in Alberta, as well as oil sands development assets.
Operations and Major Projects:
Steelmaking Coal
1 Cardinal River
2 Steelmaking coal sites in B.C.

•	Fording River

•	Greenhills

•	Line Creek

•	Elkview

•	Coal Mountain

Copper
1 Highland Valley Copper
2 Antamina
3 Quebrada Blanca (including Quebrada Blanca Phase 2 project)
4 Carmen de Andacollo
5 NuevaUnión
Zinc
1 Red Dog
2 Trail Operations
3 Pend Oreille
Energy
1 Fort Hills
2 Frontier
Corporate Head Office

•	Vancouver

2017 Highlights

Safety

•	Achieved Teck’s best safety performance to date

•	Realized year-over-year reductions in Total Recordable Injury Frequency of 12%, Lost-Time Disabling Injury Frequency and High-Potential Incident Frequency of 14%, and we had no fatalities

Financial

•	Record revenues of $12.0 billion and cash flow from operations of $5.1 billion

•	EBITDA of $5.6 billion, and gross profit before depreciation and amortization of $6.1 billion

•	Reduced our outstanding debt by $2.0 billion

•	Extended the maturity dates on our US$3.0 billion and US$1.2 billion revolving credit facilities to October 2022 and October 2020, respectively

•	Ended the year with $1.0 billion of cash and $4.7 billion of liquidity

Operating and Development

•	Produced first oil at Fort Hills on January 27, 2018; Fort Hills remains on track to reach 90% of nameplate capacity by the end of 2018

Sustainability

•	Named to Dow Jones Sustainability World Index (DJSI) for the eighth consecutive year, named to Canada’s Top 100 Employers by Mediacorp. for the first time, and ranked as one of the Best 50 Corporate Citizens in Canada by media and investment research firm Corporate Knights

•	On track towards meeting our sustainability strategy short-term goals out to 2020, and long-term goals stretching out to 2030

Revenue ($ in billions)	Adjusted Profit Attributable to Shareholders ($ in billions)	Cash Flow from Operations ($ in billions)

Note: EBITDA, gross profit before depreciation and amortization, and adjusted profit attributable to shareholders are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section on page 53 for further information.

2	Teck 2017 Annual Report | Horizons

Letter from the Chairman

Dr. Norman B. Keevil Chairman of the Board

To the Shareholders

It was a very good year for your company.

The improvement in prices for most mined products that began in 2016, and led to record fourth quarter profits a year ago, continued through 2017. Revenues were at a record $12 billion and earnings of $2.5 billion were the second highest in Teck’s history. We were able to reduce debt by a further $2 billion and ended the year with $4.7 billion in liquidity.

Encouragingly, the strong year was the result of broadly-spread synchronous economic growth in much of the world, with China still growing substantially but no longer being the sole driver as had been the case for much of the last decade. The prognosis in the near term continues to be good.

Teck produces steelmaking coal from six mines in Western Canada, copper from four mines in Canada, Peru and Chile and zinc from two mines in the US, as well as operating zinc and lead metallurgical plants at Trail, British Columbia. The results from these ongoing operations are covered in the body of this annual report.

But a successful mining company can never rest on its ore reserves. To be sustainable, it must continuously replenish what has been mined through economically-effective new mine development or acquisitions, and this too is a key part of Teck’s business.

Construction of the first producing line at the Fort Hills oil sands joint venture in Alberta was largely complete by year-end, with the first oil being produced on January 27, 2018. As we approach nameplate capacity a year from now, Teck’s share of annual bitumen production is expected to be approximately 14 million barrels, with a mine life that can be measured in decades.

We also plan to develop a major new copper mine in Chile, based upon primary sulphide ore that underlies the supergene Quebrada Blanca mine built by Teck and Cominco in the 1990s. This is another operation that, when placed into production, is expected to last for decades. Permitting and engineering is progressing well, and a production commitment is expected to be sanctioned in 2018.

Our NuevaUnión copper project, also in Chile, is a 50/50 joint venture with Goldcorp, combining its El Morro copper-gold property with our Relincho copper deposit into a planned single operation. Although the mines themselves are 40 km apart, developing them jointly, with a single milling plant at Relincho, makes sense economically and socially. The partners are currently well-advanced in environmental impact surveys and engineering planning.

Also on the drawing boards are a number of potential mines in a company unit known as Project Satellite. These include two copper deposits in British Columbia, a copper-zinc project in Mexico and a copper project in Peru, as well as several other properties. The team is advancing each as part of a pipeline of prospects that can be considered for continuing new mine development at the appropriate time.

Letter from the Chairman	3

Readers of this letter over the years will recognize three things I have always stressed as fundamental to our business. One is the importance of solid, responsible engineering and management everywhere we operate; second is the need to develop new mines effectively and consistently to replace and augment older ones; and third is to at all times maintain a strong balance sheet, recognizing that cyclical ups and downs are a natural occurrence that should never surprise and that, dealt with smartly, can even be taken advantage of.

Which brings me to a book. Some years ago I was asked to speak at a Fraser Institute event and told a few stories about how this company evolved. Several listeners suggested I should write a book, which was the farthest thing from my mind. But, after musing about it for a year or so I actually started and, perhaps more surprisingly, finished it.

Published last October as part of McGill Queen’s University Press’s Footprints Series, Never Rest on Your Ores; Building a Mining Company, One Stone at a Time relates some of the key events of the first 95 years of the Teck story.

Beginning with a gold discovery at Kirkland Lake, it continued with copper, silver, zinc, niobium, coal and oil discoveries, all in Canada, the building of new metal mines from Alaska in the north to Peru and Chile in the south, and the occasional diversion to keep life interesting.

Some say the book is “a good read”. That aside, it does tell the tale of how a group of like-minded geologists, engineers and “numbers men” managed to build a very good mining company, while encountering a few odd characters, missteps, trials and tribulations along the way.

Did we always know what was coming next as we moved ahead? No more so than Deng Xiaoping did when asked in 1981 how he expected to quadruple China’s GDP in 20 years. He said: “We will cross the river by feeling the stones”. It is a good plan.

In closing, on behalf of your Board I would like to express our appreciation for the efforts of our strong management team led by Don Lindsay, which never stops working and which, like Deng and those who went before it in Teck, asks itself at all times: “How can we make this a better company?”

And it has been a pleasure to work with an exceptional Board of Directors in recent years. It is diverse in many respects including talent and experience, ranging from finance through to engineering and construction of large projects. At the upcoming annual meeting Ms. Sheila Murray, an accomplished mining and securities lawyer who is currently President of CI Financial Corp., will be nominated to join your Board, and is expected to add further to this strong team.

Thank you all for your support.

Dr. Norman B. Keevil, O.C.

Chairman

Vancouver, B.C., Canada

February 14, 2018

4	Teck 2017 Annual Report | Horizons

Letter from the CEO
Donald R. Lindsay President and Chief Executive Officer

To the Shareholders

Teck finished 2017 in a strong financial position. We achieved record revenues of $12.0 billion and record cash flow from operations of $5.1 billion in 2017, thanks to continued strong prices for our products and solid operating results, despite some challenges during the year. This exceeds the record we set in 2011, when commodity prices for steelmaking coal and copper were significantly higher, and it serves to reinforce the results of our ongoing focus on cost control at our core assets. Most importantly, we set this record while also significantly improving our safety and environmental performance.

Our people can take pride that we achieved our best-ever safety performance in 2017. We continued to focus our safety efforts on reducing incidents that have the potential to cause serious or fatal injuries and we are seeing real results. Total Recordable Injury Frequency was down by 12% compared to the previous year, Lost-Time Disabling Injury Frequency and High-Potential Incident Frequency both declined by 14%, and we had no fatalities. At the same time, we know there is still more to do. That’s why we continued to roll out the new phase of our Courageous Safety Leadership (CSL) program to further strengthen our culture of safety at Teck. Fully 85% of our operational employees and contractors completed their latest CSL training in 2017, and we are on track to have 100% completion this year.

Global market conditions were relatively strong for our key commodities in 2017 — although, as in 2016, we continued to see price volatility, particularly in steelmaking coal. Weather-related supply disruptions in Australia saw steelmaking coal prices in the second quarter spike above US$300 per tonne for the fourth time since 2008. Prices corrected back in the US$140–$150 per tonne range and subsequently increased steadily during the second half of the year. In response to this volatility, steel mills and the majority of steelmaking coal producers agreed in April 2017 on an index-linked pricing mechanism based on the average of key premium steelmaking coal spot price assessments to replace the negotiated quarterly benchmark. Overall, our annual average realized price for steelmaking coal in 2017 rose by 53% over 2016 levels to US$176 per tonne. Average prices for copper and zinc rose by 27% and 38%, respectively, compared to 2016.

Earlier this year we reached a significant milestone for our energy business unit, achieving first oil at Fort Hills on January 27, 2018. The first train is currently in production and we are pleased with its performance to date. The remaining two trains are expected to begin producing in the first half of the year and we remain on track to reach 90% capacity by the end of 2018. Fort Hills is a long-life asset that will generate significant value for our company for decades to come. Also of note from an environmental perspective is that the life cycle carbon intensity for the Fort Hills product is projected to be lower than approximately half of the oil currently refined in North America. We will be emphasizing how the project significantly outperforms the generally perceived carbon intensity of the oil sands in our communications regarding the project.

Our operations continued to perform very well, generating significant free cash flow in 2017 — particularly from our steelmaking coal operations. Our gross profit before depreciation and amortization in 2017 was $6.1 billion, compared with $3.8 billion in 2016, with the increase due mainly to higher commodity prices. We reduced our outstanding debt by $2.0 billion in 2017, bringing our net debt down to $5.4 billion at year-end. Our financial position and liquidity remain strong, as we have extended the maturity date on our US$3.0 billion and US$1.2 billion revolving credit facilities to October 2022 and October 2020, respectively.

Letter from the CEO	5

We also reached an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro for $1.2 billion cash. This transaction — anticipated to close in 2018 — will further strengthen our balance sheet, and will provide significant new capital that can be reinvested to grow our overall business. Under the agreement, Teck will be granted a 20-year lease on Waneta to produce power for our Trail Operations, with an option to extend by a further 10 years, providing long-term access for the operation to power at reasonable rates.

In April, we announced a new dividend policy that reflects our commitment to return cash to shareholders, taking into account the cyclical nature of our industry and investments needed to strengthen our business. The policy is anchored by an annual base dividend of $0.20 per share, and in the fourth quarter annually, our Board of Directors will consider declaring a supplemental dividend based on free cash flow generated by the business, the outlook for business conditions, and priorities regarding capital allocation. Our Directors approved a supplemental dividend in 2017 of $0.40 per share, and with the base dividend, we returned $344 million to shareholders. We also bought back 5.9 million Class B subordinate voting shares for $175 million of the $230 million that our Directors authorized management to repurchase through March 31, 2018 under Teck’s previously announced normal course issuer bid program.

We continued to improve our sustainability performance. Among these accomplishments, Teck was selected as one of Canada’s Top 100 Employers by Mediacorp. in recognition of our human resources programs and forward-thinking workplace policies. We continued efforts to increase the diversity of our workforce, with a focus on women and Indigenous Peoples. Teck was also named to the Dow Jones Sustainability World Index (DJSI) for the eighth consecutive year, and ranked as one of the Best 50 Corporate Citizens in Canada by media and investment research firm Corporate Knights.

In 2017, we were focused on continuing to build on our strong project pipeline, including advancing permitting on our Quebrada Blanca Phase 2 project (QB2). QB2 has the potential to be a top 15 global copper producer and would significantly grow our copper business if sanctioned. We also continue to advance our NuevaUnión joint venture project in Chile and anticipate completion of a prefeasibility study in the first quarter of 2018. Work is proceeding on our Project Satellite initiative, focused on surfacing value from five substantial base metals assets located in stable jurisdictions in the Americas.

Turning to our people, Greg Waller, Senior Vice President, Investor Relations and Strategic Analysis, retired in 2017 after more than 30 years at Teck. I would like to thank Greg for his many contributions to our company and for his work in building strong relationships with the investment community. In 2017, we welcomed several new members to our senior management team, including Fraser Phillips, who is taking over Greg’s role, and Scott Maloney, Vice President, Environment, succeeding Michael Davies who has begun a phased retirement. Recent promotions in 2017 included Jeff Hanman, Vice President, Corporate Affairs and Kalev Ruberg, Vice President, Teck Digital Systems and Chief Information Officer.

I would also like to congratulate our Chairman, Dr. Norman B. Keevil, on the publication of his book, Never Rest on Your Ores. Covering 100 years of Canadian mining and business history, it is an illuminating history that is entertaining, candid and filled with wisdom. It is truly a must-read for anyone interested in mining, leadership and how to build a resilient, thriving business in an increasingly volatile world.

With a successful 2017 behind us, we now look ahead to opportunities on the horizon in 2018 to further strengthen our business, support communities where we operate, and create value for our shareholders.

Donald R. Lindsay

President and Chief Executive Officer

Vancouver, B.C., Canada

February 14, 2018

6	Teck 2017 Annual Report | Horizons

Responsibility

Health and Safety

At Teck, we believe it is possible to work without fatalities, serious injuries or occupational diseases — a belief that is at the core of our safety vision of everyone going home safe and healthy every day. That belief challenges us to continually improve our safety performance through programs that identify and mitigate health and safety risks, and strengthen our culture of safety.

In 2017, we continued to see improvements in our safety performance. We had zero fatalities, and High-Potential Incidents were 14% lower, year over year. Additionally, Total Recordable Injury Frequency decreased by approximately 12% and Lost-Time Disabling Injury Frequency decreased by 14% in comparison to 2016.

Throughout the year, we continued to focus on strategies to reduce incidents that have the potential to cause serious or fatal injuries. This included further embedding our High-Potential Risk Control strategy at our operations and implementing the fourth phase of our Courageous Safety Leadership (CSL) program across our operations. By the end of 2017, 85% of operational employees and contractors had received CSL phase four training, and we expect to complete training company-wide in 2018.

We also advanced our efforts to reduce workplace exposures that could result in occupational diseases. We built on our Occupational Health and Hygiene strategy and developed exposure reduction plans. Our focus in 2018 will be on implementing these exposure reduction plans at our operations.

In 2018, we will also continue to build on our High-Potential Risk Control strategy by advancing quality in risk management and hazard identification training.

Our People

Our nearly 10,000 employees and contractors worldwide are essential to our success as a company. Their expertise and ability in a range of activities — from exploration to environmental stewardship — are essential to our success as a company. We know that by working to strengthen our culture of safety, employee engagement and support for diversity, we can improve our performance and enhance our ability to continue to recruit and retain the best people.

In 2017, we continued to work towards strengthening diversity across Teck. We believe that a range of backgrounds and perspectives allows for better decision-making and, ultimately, a stronger company. Following the establishment of a formal Inclusion and Diversity Policy in 2016, we implemented initiatives and training programs in 2017 to further enhance our inclusion and diversity practices. These initiatives included training for senior managers to become more gender-intelligent and inclusive, and to learn to identify gender blind spots that influence mindsets. We also continued our efforts to attract and recruit more women and Indigenous Peoples.

In 2017, Teck was named as one of Canada’s Top 100 Employers by Mediacorp., which recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

Sustainability

The materials we produce are essential to building a modern, sustainable society, and to improving the quality of life for people living around the world. We are focused on creating value in a manner that is socially and environmentally responsible, and that meets the needs of our company, our shareholders and our communities of interest.

In 2017, all of our operations, projects and exploration sites continued to demonstrate a high level of social and environmental performance. We continued to implement our sustainability strategy, and are on track to meet our short-term goals out to 2020 and long-term goals stretching out to 2030. These goals cover the six areas of focus representing the most significant sustainability issues and opportunities facing our company: Water, Biodiversity, Energy and Climate Change, Air, Our People, and Community.

Our achievements in these areas resulted in Teck being named to the Dow Jones Sustainability World Index for the eighth consecutive year, and we were ranked as one of the Best 50 Corporate Citizens in Canada by media and investment research firm Corporate Knights.

Our 2017 Sustainability Report, to be released in April 2018, will detail our goals and performance on our most material sustainability topics, including Water Management, Relationships with Communities, Energy and Climate Change, Relationships with Indigenous Peoples, Health and Safety, Diversity and Employee Relations, and Ethics and Human Rights.

Responsibility	7

Sustainability (continued)

We are advancing piloting and implementation of a range of new technologies and innovations that have the potential to improve our performance in the areas of safety, sustainability and productivity. These include data analytics, artificial intelligence, autonomous vehicles and advanced sensors that could significantly improve efficiency and reduce both our costs and our environmental footprint. In addition, we are continuing to take action in the area of climate change through reducing the carbon footprint associated with our activities, analyzing the business risks and opportunities associated with climate change, and advocating for policies that help reduce greenhouse gas emissions, while maintaining the competitiveness of our industry.

Our governance of sustainability takes into consideration the evolving expectations of our communities and broader society. Through our membership and involvement with various external industry and civil society organizations, we work to contribute to, and engage with others on, the development of best practices in sustainability performance.

We are a member of the International Council on Mining and Metals (ICMM), a global industry association that represents leading international mining and metals companies. As a member, we implement their 10 Sustainable Development Framework Principles, align our practices with their Position Statements, produce an externally verified sustainability report using Global Reporting Initiative (GRI) Standards, and follow the ICMM Assurance Procedure. We are also committed participants in the United Nations Global Compact and the Mining Association of Canada’s Towards Sustainable Mining initiative, and we are working to support progress on the United Nations Sustainable Development Goals (SDGs).

More information on our sustainability governance and performance can be found at www.teck.com/responsibility.

8	Teck 2017 Annual Report | Horizons

Management’s Discussion

and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world’s second-largest seaborne exporter of steelmaking coal, an important producer of copper and one of the world’s largest producers of mined zinc. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. In addition, we own an interest in the Fort Hills oil sands mining and processing operation, as well as interests in other oil sands assets in the Athabasca region of Alberta. We actively explore for copper, zinc and gold.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 14, 2018 and should be read in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2017. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures” on page 53 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 61, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Management’s Discussion and Analysis	9

Business Unit Results

The table below shows a summary of our production of our major commodities for the last five years and estimated production for 2018.

Five-Year Production Record and Our Estimated Production in 2018

Units in 000’s (excluding steelmaking coal and molybdenum)		2013	2014	2015	2016	2017	2018(3) estimate

Principal Products

Steelmaking coal	million tonnes	25.6	26.7	25.3	27.6	26.6	26.5

Copper(1)	tonnes	364	333	358	324	287	278

Zinc

Contained in concentrate	tonnes	623	660	658	662	659	658

Refined	tonnes	290	277	307	312	310	308

Energy (bitumen)(2)	million barrels	–	–	–	–	–	8.3

Other Products
Lead

Contained in concentrate	tonnes	97	123	124	128	116	97

Refined	tonnes	86	82	84	99	87	70

Molybdenum contained in concentrate	million pounds	8.3	5.9	4.4	7.7	11.2	6.8

Notes:

(1)	We include 100% of the production and sales from Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina. Copper production includes cathode production at Quebrada Blanca. Zinc contained in concentrate production includes co-product production from our copper business unit.

(2)	Guidance for Teck’s share of production in 2018 is at our estimated working interest of 21.3%. It is based on Suncor’s outlook for 2018 Fort Hills production which was provided at their previous working interest of 53.06% and is 20,000 to 40,000 barrels per day in Q1, 30,000 to 50,000 barrels per day in Q2, 60,000 to 70,000 barrels per day in Q3, and 80,000 to 90,000 barrels per day in Q4. Production estimates for Fort Hills could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project.

(3)	Production estimate for 2018 represents the mid-range of our production guidance.

10	Teck 2017 Annual Report | Horizons

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$

	2017	% chg	2016	% chg	2015	2017	% chg	2016	% chg	2015

Steelmaking coal (realized —$/tonne)	176	+53%	115	+24%	93	229	+50%	153	+31%	117

Copper (LME cash — $/pound)	2.80	+27%	2.21	-11%	2.49	3.64	+24%	2.94	-8%	3.19

Zinc (LME cash — $/pound)	1.31	+38%	0.95	+9%	0.87	1.70	+35%	1.26	+14%	1.11

Exchange rate (Bank of Canada)

US$1 = CAD$	1.30	-2%	1.33	+4%	1.28

CAD$1 = US$	0.77	+2%	0.75	-4%	0.78

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit for the past three years are summarized in the following table.

	Revenues			Gross Profit Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Steelmaking coal	$ 6,152	$ 4,144	$ 3,049	$ 3,769	$ 2,007	$ 906	$ 3,044	$ 1,379	$ 200

Copper	2,400	2,007	2,422	1,154	788	931	618	190	426

Zinc	3,496	3,147	2,784	1,173	984	805	967	830	655

Energy	–	2	4	–	2	3	–	(3)	(2)

Total	$ 12,048	$ 9,300	$ 8,259	$ 6,096	$ 3,781	$ 2,645	$ 4,629	$ 2,396	$ 1,279

Note:

(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Management’s Discussion and Analysis	11

Steelmaking Coal

In 2017, our six steelmaking coal operations in Western Canada produced 26.6 million tonnes of steelmaking coal, with sales of 26.8 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts going primarily to Europe and the Americas. Our long-term production capacity is approximately 27 million tonnes, and we have total proven and probable reserves of 922 million tonnes of steelmaking coal.

Progress continued on two projects at Elkview and Fording River operations in 2017. The Baldy Ridge Extension project allows Elkview to extend the current life of mine and increase its production of high-quality coal. Mining this area commenced in the first quarter of 2017, with first coal release expected in 2020. Mining in the Swift area at Fording River commenced in the first quarter of 2017 and the project is expected to sustain the operations’ current production levels in the future. Construction will continue in 2018, and further mine development is expected to continue until 2022.

Coal Mountain Operations will operate as planned until mid-2018, before transitioning to closure as reserves are depleted in the current mining area. Coal Mountain produces approximately 2.5 million tonnes of steelmaking coal annually. The Elk Valley operations continue to work to replace Coal Mountain’s production with coal from other mines.

A new five-year collective agreement was reached at Cardinal River Operations in 2017. With this agreement in place, all of the unionized employees within the steelmaking coal business unit are under contract until at least May 31, 2019.

In 2017, our steelmaking coal business unit accounted for 51% of revenue and 62% of gross profit before depreciation and amortization.

($ in millions)	2017	2016	2015

Revenues	$6,152	$4,144	$3,049

Gross profit before depreciation and amortization(1)	$3,769	$2,007	$906

Gross profit	$3,044	$1,379	$200

Production (million tonnes)	26.6	27.6	25.3

Sales (million tonnes)	26.8	27.0	26.0

Note:

(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

12	Teck 2017 Annual Report | Horizons

Operations

Gross profit before depreciation and amortization increased in 2017, primarily due to higher steelmaking coal prices. Gross profit was $3.0 billion, a 121% increase over 2016, primarily due to higher coal prices.

Our average realized selling price in 2017 increased to US$176 per tonne, compared with US$115 per tonne in 2016 and US$93 per tonne in 2015. Effective April 1, 2017, steel mills and most steelmaking coal producers agreed on an index-linked pricing mechanism based on the average of key premium steelmaking coal spot price assessments to replace the negotiated quarterly benchmark.

Sales volumes were 26.8 million tonnes in 2017, slightly lower than our record sales volumes in 2016. This was mainly due to lower sales in the first quarter of 2017 as a result of logistics issues and customers delaying purchasing as they reduced inventories built in the fourth quarter of 2016. Concurrently, customers further delayed purchases due to rapidly correcting steelmaking coal prices.

Our 2017 production of 26.6 million tonnes declined by 1.0 million tonnes from 2016, primarily due to difficult weather conditions, higher employee turnover and geotechnical issues experienced in the first half of the year.

The cost of product sold in 2017, before transportation and depreciation, was $52 per tonne, compared with $43 per tonne in 2016 (excluding one-time collective agreement settlement charges). This cost increase was a result of lower first quarter sales volumes and logistics issues at Westshore Terminals that led to plant shutdowns as mine site storage was full. In addition, material movement fell below plan due to difficult weather conditions, higher employee turnover and geotechnical issues at Cardinal River and Line Creek operations. These issues, combined with a number of operations mining in recently permitted areas with higher strip ratios, led to a drawdown in raw coal during the first three quarters of 2017. Contract miners were mobilized to maintain production levels, resulting in higher costs per tonne.

Capital spending in 2017 included $112 million for sustaining capital, $55 million for major enhancements to maintain long-term production capacity and $506 million on stripping activities.

Elk Valley Water Management

As previously disclosed, we continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), which was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed the first water treatment facility contemplated by the Plan.

We had previously announced that we are working to address an issue regarding selenium compounds in effluent from the first active water treatment facility (AWTF) at Line Creek Operations. We have successfully tested an additional treatment step to address the issue, and are proceeding with construction of plant modifications, to be completed in the third quarter of 2018 at a cost of approximately $17 million. We will commence construction of our next AWTF at Fording River Operations in the second quarter of 2018, using the same treatment process as West Line Creek and incorporating the additional design changes to address selenium compounds. In 2017, we constructed our first saturated fill project at Elkview Operations, at a total cost of $41 million, and commissioned the project in January 2018. This alternative treatment strategy has the potential to replace AWTFs in the future and/or to enhance our ability to meet the objectives of the Elk Valley Water Quality Plan. We also completed the successful installation and commissioning of our first calcite management system at Greenhills Operations to support our understanding of calcite treatment and to prevent calcite precipitation in the environment downstream from our operations.

The capital spending on water treatment in 2018 is expected to be approximately $86 million, taking into account facility design modifications, as well as the engineering and commencement of construction of the Fording River AWTF. This compares to approximately $12 million of capital spending on water treatment in 2016, and $3 million of capital spending on water treatment in 2017, which was included in our 2017 sustaining capital.

Based on our current plans, total capital spending on water treatment over the next five years, from 2018 to 2022, is expected to be in the $850 to $900 million range. This contemplates completion of modifications to the Line Creek AWTF, the construction of the Fording River AWTF and two other AWTFs elsewhere in the Elk Valley, as well as the commencement of construction of a fifth AWTF. Delays in construction caused by the technical issues faced at the

Management’s Discussion and Analysis	13

Line Creek AWTF have required us to plan for the construction of more than one AWTF at a time, increasing annual expenditures in the 2019 to 2022 period.

Based on current water quality modelling data and treatment technologies, up to four additional AWTFs will be required in the 2023 to 2032 period. Annual capital expenditures in this 10-year period are expected to be lower and more evenly distributed, at an annual average of approximately $65 million. Planned AWTFs have varying capacities and capital costs.

In 2017, operating costs for Elk Valley water quality management were approximately $0.75 per tonne of clean coal produced. Operating costs are expected to increase gradually over the next 15 years to the $5 to $6 per tonne range as additional AWTFs come on stream.

If our Elkview saturated fill project performs as expected, there is potential for further saturated fills to subsequently reduce capital and operating costs associated with active water treatment. We continue with research and development on alternatives to active water treatment, which have the potential to significantly reduce capital costs for water treatment. These include saturated rock fills, described above, which rely on biological processes in water collected in former mining areas to improve water quality, as well as various forms of caps and other reclamation techniques that have the potential to reduce the quantity of water requiring treatment. These technologies, although unproven, have the potential to significantly reduce active treatment costs over the long term.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

Rail

Rail transportation of product from our five steelmaking coal mines in southeast B.C. to Vancouver port terminals is provided under a 10-year agreement with Canadian Pacific Railway (CP Rail) that expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway. Our Cardinal River Operations in Alberta is served by Canadian National Railway (CN), which transports our product to ports on the west coast. Our agreement with CN expired on December 31, 2017, and we are in discussion with CN with regard to a new contract.

Ports

We maintain access to terminal loading capacity in excess of our planned 2018 shipments. Engineering work continues on the Neptune facility upgrade, which is expected to expand operations from 12.5 million tonnes per year to over 18.5 million tonnes per year. Construction activities at the terminal will commence in 2018.

In addition, our contract with Westshore Terminals provides us with 19 million tonnes of annual capacity through to March 2021, and we have contracted capacity at Ridley Terminals near Prince Rupert to provide for steelmaking coal shipments from our Cardinal River Operations in Alberta.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2017, we continued to focus our marketing in areas with the greatest demand growth, increasing sales volumes to areas such as Europe, India and Vietnam.

14	Teck 2017 Annual Report | Horizons

Markets

The year 2017 was characterized by significant volatility in steelmaking coal prices. Cyclone Debbie, which hit Australia in late March 2017, caused steelmaking coal prices to spike above US$300 per tonne for the fourth time since 2008. Prices subsequently corrected back to the US$140–$150 per tonne range, but increased steadily during the second half of the year. The steady pace of price increases has been the result of numerous factors, including strong steel pricing and demand in China, aided by ongoing closure of excess capacity, robust steel production and pricing in the rest of the world, due to the improving global economy and reduced steel exports from China. In addition, constrained steelmaking coal supply resulting from continuing logistics and production issues has affected key Australian mines. Depletion and closure of some Eastern European domestic mines also created additional demand from European steel mills for seaborne steelmaking coal.

Coincident with the cyclone-induced price spike in April, the pricing methodology for our quarterly contract sales changed from a negotiated quarterly benchmark to an index-linked pricing mechanism based on the average of key premium steelmaking coal price assessments, effective April 1, 2017. Quarterly priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Lower-grade semi-soft coals and pulverized coal injection (PCI) pricing continues to be negotiated on a quarterly benchmark basis.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Daily Steelmaking Coal Assessments Source: Argus	Hot Metal (Pig Iron) Production Source: World Steel Association, National Bureau of Statistics of China	China Steelmaking Coal Imports Source: China’s Customs

Management’s Discussion and Analysis	15

Outlook

Market expectations are that global steel production and demand for steelmaking coal will continue to increase in 2018. Competition in the steelmaking coal trade is expected to increase in 2018 as Australian exports recover and the ongoing logistics issues are gradually resolved. While it is unclear how coal trade rebalancing will affect pricing, we are well positioned to respond to changing markets.

Steelmaking coal production in 2018 is expected to be between 26 and 27 million tonnes. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production from 2019 to 2021 is expected to be higher than 2018, despite the closure of Coal Mountain Operations mid-2018.

In January 2018, a significant pressure event interrupted operations in the coal dryer at Elkview Operations. The preliminary damage assessment has determined that repairs to the dryer may take in the range of four to six weeks. In the interim, Elkview is producing higher moisture steelmaking coals at approximately 80% of planned production levels. In order to manage the overall moisture level of our product, we are coordinating production with our other operations in the Elk Valley, and blending the higher moisture coal with dry finished coal inventory and dry coal from other operations to the extent possible. We expect lost production in the range of 200,000 tonnes. Costs of repair to the dryer are not expected to exceed $10 million.

We received permits to commence mining in new areas at the Fording River, Elkview and Greenhills mines, which will extend the lives of these mines and allow us to increase production to compensate for the closure of Coal Mountain. We are investing in the processing plants and have transferred mining assets from Coal Mountain in order to develop the new mining areas at each of the sites. The strip ratios in these new areas will be higher in the near term, and we have invested in some additional mining capacity to balance coal production targets.

We are expecting sales volumes in the first quarter of 2018 to be in the range of 6.3 to 6.5 million tonnes, reflecting Westshore’s underperformance continuing through January and the potential impacts from the pressure event at our Elkview mine coal dryer. With steel pricing and world economies remaining strong, indications are that demand for steelmaking coal will continue to grow while supply issues, mainly in Australia, are also expected to continue supporting prices.

Customers determine vessel nominations for the majority of our sales. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. We are currently working with the logistics service providers to accelerate moving excess mine inventories to ports.

With the additional mining development activity, we expect our site costs in 2018 to be in the range of $56 to $60 per tonne (US$45 to US$48). This range is higher than in 2017, primarily as the result of the efforts described above to maintain total production after the closure of Coal Mountain, which will require use of additional equipment, diesel and labour.

Transportation costs in 2018 are expected to be approximately $35 to $37 per tonne (US$28 to US$30).

We plan to incur $275 million of sustaining capital in 2018, including approximately $185 million of sustaining capital for operations and approximately $86 million of sustaining capital related to water treatment. Sustaining capital for operations largely relates to reinvestment in our equipment fleets. In addition, $160 million will be invested in major enhancement projects, which largely relate to the development costs of the new mining areas at our Elk Valley operations.

We also plan to make an equity investment of $85 million for port upgrades at Neptune Terminals in 2018. The investment in the port will further improve the global competitiveness and responsiveness of our steelmaking coal portfolio over the longer term.

16	Teck 2017 Annual Report | Horizons

Copper

In 2017, we produced 287,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Quebrada Blanca and Carmen de Andacollo operations in Chile. Copper production declined 11% from 2016, primarily due to a temporary decline in grades and recoveries at Highland Valley Copper, as anticipated in the mine plan.

In 2017, our copper operations accounted for 20% of our revenue and 19% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Highland Valley Copper	$733	$750	$999	$213	$268	$449	$18	$86	$278

Antamina	936	627	634	670	409	412	566	305	304

Carmen de Andacollo	549	401	442	222	86	86	142	9	(4)

Quebrada Blanca	182	229	288	50	24	(19)	(107)	(211)	(141)

Duck Pond	–	–	53	–	–	(3)	–	–	(17)

Other	–	–	6	(1)	1	6	(1)	1	6

Total	$2,400	$2,007	$2,422	$1,154	$788	$931	$618	$190	$426

Note:

(1)	Gross profit (loss) before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

	Production			Sales

(000’s tonnes)	2017	2016	2015	2017	2016	2015

Highland Valley Copper	93	119	152	89	122	150

Antamina	95	97	88	94	95	87

Carmen de Andacollo	76	73	73	77	73	72

Quebrada Blanca	23	35	39	23	35	40

Duck Pond	–	–	6	–	–	8

Total	287	324	358	283	325	357

Management’s Discussion and Analysis	17

Operations

Highland Valley Copper

Highland Valley Copper Operations is located in south-central B.C. Gross profit before depreciation and amortization was $213 million in 2017, compared to $268 million in 2016 and $449 million in 2015. Gross profit was $18 million in 2017, significantly lower than 2016 due to planned lower grades and recoveries resulting in a temporary decline in production and a one-time labour settlement charge, partially offset by higher copper prices.

Highland Valley Copper’s 2017 copper production was 92,800 tonnes, compared to 119,300 tonnes in 2016 and 151,400 tonnes in 2015. The decrease in 2017 was primarily due to the expected lower copper grades and associated lower recoveries in the first half of the year. Ore grades and recoveries improved from the third quarter of 2017 as we mined through higher-grade areas of the mine. While we expect annual average grades to increase in 2018 over 2017 levels and result in an increase in production, the higher grades experienced in the fourth quarter of 2017 will not be repeated in 2018 as we continue stripping activities and process ore from lower-grade sections of the Lornex pit and the west wall of the Valley pit. Grades are expected to increase further in 2019 in the current life of mine plan. Molybdenum production was 72% higher in 2017 at 9.3 million pounds, compared to 5.4 million pounds in 2016, primarily due to higher grades.

Ore is currently mined from the Valley and Lornex pits. A higher-grade phase of the Valley pit was exhausted in 2016. In 2017, significantly more lower-grade ore from the Lornex pit was processed in comparison to 2016. Mining in the Highmont pit was substantially completed in the third quarter of 2017.

A new five-year collective labour agreement was reached with unionized employees at Highland Valley Copper in 2017, resulting in a one-time labour settlement charge of $13 million.

A $72 million project to install an additional ball mill to increase grinding circuit capacity started construction in September 2017. The project is anticipated to increase overall mill throughput by 5% and copper recovery by over 2%, and is expected to be completed by mid-2019.

Copper production in 2018 is anticipated to be between 95,000 and 100,000 tonnes, with a fairly even distribution throughout the year, before returning to sustainable higher grades in 2019 and beyond. Annual copper production from 2019 to 2021 is expected to be between 120,000 and 140,000 tonnes per year, with lower production in 2019, then gradually rising through to 2021. Copper production is anticipated to remain at about 140,000 tonnes per year after 2021, through to the end of the current mine plan in 2028. Molybdenum production in 2018 is expected to be approximately 5.0 million pounds contained in concentrate, and annual production is expected to remain similar to this level in 2019 to 2021.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). In 2017, our share of gross profit before depreciation and amortization was $670 million, compared with $409 million in 2016 and $412 million in 2015. Gross profit in 2017 was higher than 2016 due to substantially higher zinc production combined with higher zinc and copper prices.

Antamina’s copper production (100% basis) in 2017 was 422,500 tonnes, compared to 431,100 tonnes in 2016, with the decrease primarily as a result of processing less copper-only ore, as expected in the mine plan. Zinc production was a record 372,100 tonnes in 2017, nearly doubling 2016 production levels, primarily due to increased processing of a higher portion of copper-zinc ores, and significantly higher zinc grades and recoveries. Molybdenum production totalled 8.7 million pounds, 15% lower than 2016, due to processing less copper-molybdenum ore.

Pursuant to a long-term streaming agreement made in 2015, Teck has agreed to deliver an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A., using a silver payability factor of 90%, to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price paid in a previous year. In 2017, approximately 3.7 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 10.1 million ounces of silver have been delivered under the agreement from 2015 to December 31, 2017.

18	Teck 2017 Annual Report | Horizons

Our 22.5% share of Antamina’s 2018 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 85,000 to 90,000 tonnes of zinc and approximately 1.8 million pounds of molybdenum in concentrate. Our share of copper production is expected to be between 90,000 and 100,000 tonnes per year from 2019 to 2021. Zinc production is expected to remain strong, as the mine is currently in a phase with high zinc grades and a higher proportion of copper-zinc ore processed. Our share of zinc production is anticipated to average between 90,000 and 100,000 tonnes per year from 2019 to 2021, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed, with the lower end of average zinc production expected in 2019. Our share of annual molybdenum production is expected to be between 2.5 and 3.0 million pounds between 2019 and 2021.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit before depreciation and amortization was $222 million in 2017, compared to $86 million in 2016 and 2015. Gross profit increased to $142 million from $9 million in 2016, primarily due to substantially higher copper prices.

Carmen de Andacollo produced 72,500 tonnes of copper contained in concentrate in 2017, 4% higher than 2016, primarily due to improved grades. Copper cathode production was 3,500 tonnes in 2017, compared with 3,700 tonnes in 2016. Gold production, on a 100% basis, of 54,500 ounces was similar to gold production in 2016, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price paid in previous years.

Consistent with the mine plan, copper grades are expected to decline towards reserve grades in 2018 and future years. We continue to study and pilot projects that could help to partially offset these grade declines. Carmen de Andacollo’s production in 2018 is expected to be in the range of 60,000 to 65,000 tonnes of copper in concentrate and approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to be approximately 60,000 tonnes for the subsequent three-year period. Cathode production volumes are uncertain past 2018, although there is some potential to extend production.

Quebrada Blanca

Quebrada Blanca is located in the Tarapacá Region of northern Chile. We own a 76.5% interest in Quebrada Blanca. The other shareholders are Inversiones Mineras S.A. (13.5%) and ENAMI (10%). ENAMI’s interest is a carried interest and, as a result, ENAMI is generally not required to contribute further funding to Quebrada Blanca. The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX-EW) process.

Quebrada Blanca’s gross profit before depreciation and amortization was $50 million in 2017, compared to $24 million in 2016 and a gross loss before depreciation and amortization of $19 million in 2015. Quebrada Blanca incurred a gross loss of $107 million, compared to $211 million in 2016. The improvement in 2017 was primarily due to higher copper prices, lower operating costs and reduced depreciation expenses, partially offset by lower copper cathode production and sales volumes.

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs, compared to the previous operations of the heap leach circuit. As a result of these changes, and declining mine production as supergene ores are depleted, Quebrada Blanca produced 23,400 tonnes of copper cathode in 2017, compared to 34,700 tonnes in 2016.

In February 2017, we extended two of the three labour agreements at Quebrada Blanca into the first quarter of 2019. In December 2017, the third labour agreement, representing 24% of the workforce, was extended to the fourth quarter of 2019.

We expect production of approximately 20,000 to 24,000 tonnes of copper cathode in 2018. The supergene deposit is expected to be exhausted in the second quarter of 2018, although we currently anticipate cathode production to continue through 2019 as leaching of the dump material and secondary extraction from old heap material will continue, although at approximately half of current cathode production rates. Options to extend mining activities further into 2018, as well as extending cathode production beyond 2019, are being studied.

Management’s Discussion and Analysis	19

Quebrada Blanca Phase 2

Quebrada Blanca Phase 2 is expected to have an initial mine life of 25 years based on reserves, which make up approximately 25% of the combined reserve and resource. Annual production capacity is expected to be 300,000 tonnes of copper equivalent per year for the first five years of mine life. Project activities in 2017 focused primarily on completing an updated feasibility study, execution readiness activities, advancing detailed engineering and design, and continuing progress on the social and environmental impact assessment (SEIA) regulatory approval process.

A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory approval process, such a decision is not expected before the second half of 2018. Work activities continue to focus on completing the regulatory approval process and advancing detailed engineering, early procurement contracts and construction planning to ready the project for execution. Project development expenditures for the first four months of 2018 are anticipated to be approximately US$100 million. Updates on further expenditure plans during the remainder of 2018 will be provided at the end of first quarter.

NuevaUnión

Activities continued to advance a prefeasibility study in 2017, including environmental baseline studies and ongoing community engagement. We expect to complete the prefeasibility study in the first quarter of 2018.

Project Satellite

In March 2017, we publicly launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba — all of which are located in stable jurisdictions in the Americas.

The current focus is to complete environmental and social baseline studies, community engagement programs and engineering and design work to prepare environmental impact assessments and development permit applications on the Zafranal and San Nicolás assets.

At the Zafranal copper-gold project in southern Peru, the project team completed infill and geotechnical drilling programs, hydrogeological studies, and environmental, social and archeological studies during 2017. A feasibility study commenced in November 2017, along with expanded community engagement activities and permitting work necessary to prepare a social and environmental impact assessment (SEIA). We expect to complete the feasibility study and submit the SEIA by the fourth quarter of 2018. Planned spending in 2018 is $35 million, which is included in capital expenditures for new mine development for our copper business unit.

At the San Nicolás copper-zinc project in Zacatecas, Mexico, environmental and social baseline studies, preliminary hydrogeological studies, and project engineering programs were initiated in the third quarter of 2017 in support of a prefeasibility study and an SEIA. In October 2017, we completed the acquisition of the 21% minority interest in San Nicolás held by Goldcorp Inc. for cash consideration of US$50 million, taking our ownership of the asset to 100%. We expect to complete the prefeasibility study in the second half of 2019. Planned spending in 2018 is $30 million, which is included in capital expenditures for new mine development for our copper business unit.

Field programs, including mapping, sampling, drilling, environmental and social baseline studies, and focused engineering work, will be carried out on each of the Galore Creek (copper-gold), Schaft Creek (copper-molybdenum-gold) and the Mesaba (copper-nickel) projects in 2018. Planned spending in 2018 for the three projects is $15 million, which will be included in exploration expense.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$2.80 per pound in 2017, up US$0.59 per pound or 27% from the average of 2016.

According to Wood Mackenzie, a commodity research consultancy, global demand for copper metal grew by 2.0% in 2017, in comparison to 2.7% in 2016, to reach an estimated 23.0 million tonnes. Demand improved in Asia, with Chinese demand growth estimated at 3.2% over 2016, much higher than initial projections at the beginning of the year. Demand growth in Europe and North America was up slightly at 0.3% and 0.7% respectively, while demand in

20	Teck 2017 Annual Report | Horizons

developing regions is estimated to have dropped by less than 0.1%. Wood Mackenzie estimates the refined global copper market was effectively balanced in 2017.

Copper stocks on the LME fell by 37% to 201,725 tonnes in 2017, while Shanghai stocks rose by 2.7% to 150,500 tonnes and COMEX warehouse stocks increased 141% to 182,000 tonnes. Combined exchange stocks decreased by 10,800 tonnes during 2017 and ended the year at 533,400 tonnes. Total reported global stocks — including producer, consumer, merchant and terminal stocks — stood at an estimated 22 days of global consumption versus the 25-year average of 28 days.

In 2017, global copper mine production decreased 0.7% in 2017, with total production estimated at 19.9 million tonnes. The industry faced several disruptions to production in the first half of 2017, mostly attributable to labour disputes. Wood Mackenzie is forecasting a 1.1% increase in global mine production in 2018 to 20.2 million tonnes.

Copper scrap availability improved with strengthening copper prices throughout the year. Scrap and unrefined copper imports into China, including blister and anode, were up over 11% in 2017. Scrap supply towards the end of 2017 began to tighten in China as new environmental standards on the importation of low-grade scrap were published, which could impact the short-term availability of copper scrap units.

Fundamentals remain positive over the medium to long term, with supply constrained by lower grades and a lack of investment in new projects over the past six years due to the downtrend in copper prices. With Wood Mackenzie forecasting global copper metal demand to increase by 2.1% in 2018, and with projected supply expected to be below forecast demand, the refined copper market is anticipated to be in deficit in 2018.

Copper Price and LME Inventory Source: LME	Global Demand for Copper Source: ICSG, Wood Mackenzie	Global Copper Inventories Source: ICSG, LME, COMEX, SHFE

Outlook

We expect 2018 copper production to be in the range of 270,000 to 285,000 tonnes, slightly lower than 2017 production levels. The lower production is primarily due to lower grades at Carmen de Andacollo while we work on throughput improvement options, partially offset by higher production at Highland Valley Copper.

In 2018, we expect our copper unit costs to be in the range of US$1.80 to US$1.90 per pound before margins from by-products and US$1.35 to US$1.45 per pound after by-products based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 270,000 to 300,000 tonnes per year from 2019 to 2021.

Management’s Discussion and Analysis	21

Zinc

We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, as a co-product from the Antamina copper mine in northern Peru, and from our Pend Oreille mine in Washington state. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2017, we produced 658,700 tonnes of zinc in concentrate, while our Trail Operations produced 310,100 tonnes of refined zinc.

In 2017, our zinc business unit accounted for 29% of revenue and 19% of gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Red Dog	$1,752	$1,444	$1,220	$971	$749	$600	$874	$668	$537

Trail Operations	2,266	2,049	1,847	209	241	205	131	178	124

Pend Oreille	105	77	47	19	–	(9)	(12)	(10)	(15)

Other	8	7	7	(26)	(6)	9	(26)	(6)	9

Inter-segment	(635)	(430)	(337)	–	–	–	–	–	–

Total	$3,496	$3,147	$2,784	$1,173	$984	$805	$967	$830	$655

Note:

(1)	Gross profit (loss) before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

	Production			Sales

(000’s tonnes)	2017	2016	2015	2017	2016	2015

Refined zinc

Trail Operations	310	312	307	309	312	308

Contained in concentrate

Red Dog	542	583	567	534	600	613

Pend Oreille	33	34	31	32	34	31

Copper business unit(1)	84	45	60	85	43	62

Total	659	662	658	651	677	706

Note:

(1)	Includes zinc production from Antamina and Duck Pond (closed in 2015).

22	Teck 2017 Annual Report | Horizons

Operations

Red Dog

Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines. Red Dog’s gross profit before depreciation and amortization in 2017 was $971 million, compared with $749 million in 2016 and $600 million in 2015. Gross profit increased from a year ago, primarily due to higher zinc and lead prices, partially offset by lower sales volumes and higher royalty expenses.

In 2017, zinc production at Red Dog decreased to 541,900 tonnes compared to 583,000 tonnes in 2016, primarily due to poor mill performance in the first half of the year and lower zinc grades. As planned, ore from the higher-grade Qanaiyaq pit was introduced to supplement declining-grade ore from the Aqqaluk pit. However, mill performance was adversely affected, as this ore is metallurgically complex and weathered, particularly during the early stages of pit development. As we gained processing experience with this ore, and deepened the pit to access less weathered ore, the amount of Qanaiyaq ore in the mill feed blend increased to 20% during the fourth quarter. We expect to maintain this feed ratio of Qanaiyaq ore in 2018.

Lead production in 2017 declined to 111,300 tonnes, compared to 122,300 tonnes in 2016, primarily due to lower lead recoveries.

In the third quarter, we initiated a mill upgrade project that is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project is expected to be complete by the end of 2019 at a capital cost of US$110 million. Because the upgrade project will permit lower-grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement between Teck and NANA Regional Corporation, Inc. (NANA) governing the Red Dog mine, we pay a royalty on net proceeds of production each quarter. This royalty increases by 5% every fifth year to a maximum of 50%. The most recent increase occurred in October 2017, bringing the royalty to 35%. The NANA royalty charge in 2017 was US$324 million, compared with US$213 million in 2016. NANA has advised us that it ultimately shares approximately 63% of the royalty, net of allowable costs, with other Regional Alaska Native corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

A payment in lieu of taxes (PILT) agreement between Teck Alaska and the Northwest Arctic Borough (the Borough) expired on December 31, 2015. Early in 2017, Teck Alaska and the Borough agreed on a new 10-year PILT agreement, which was subsequently signed during the second quarter of the year. Under the new agreement, PILT payments to the Borough, based on the assessed property value of the mine, increase by approximately US$4 million to between US$14 million and US$18 million per year. In addition, Teck Alaska will make annual payments to a separate fund aimed at social investment in villages in the region. These payments, based on mine profitability, will be between US$4 million and US$8 million per year, with US$11 million invested in the first year.

Red Dog’s production of contained metal in 2018 is expected to be in the range of 525,000 to 545,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2019 to 2021, Red Dog’s production of contained metal is expected to be in the range of 475,000 to 525,000 tonnes of zinc and 85,000 to 100,000 tonnes of lead per year, respectively.

Trail Operations

Our Trail Operations in southern B.C. is one of the world’s largest fully integrated zinc and lead smelting and refining complexes. It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations contributed $209 million to gross profits before depreciation and amortization in 2017, compared with $241 million in 2016 and $205 million in 2015. Gross profit was $131 million in 2017, a decrease of 26% in comparison

Management’s Discussion and Analysis	23

to 2016. The decrease in 2017 from 2016 was primarily due to higher operating costs and a one-time labour settlement charge of $26 million.

During the second quarter of 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). During the third quarter of 2017, BC Hydro exercised its right of first offer in respect of this transaction, electing to acquire the dam on the terms agreed with Fortis. Under the agreement, we will be granted a 20-year lease with an option to extend for an additional 10 years to use the two-thirds interest in Waneta, which entitles us to power for our Trail Operations. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents, and we do not expect to close before the third quarter of 2018. During the third quarter of 2017, we paid a break fee of $28 million to Fortis.

Refined zinc production in 2017 was 310,100 tonnes, compared with 311,600 tonnes the previous year. Refined lead production was 87,100 tonnes, down from 99,200 tonnes in 2016, primarily due to treating material with lower metal units and reduced lead concentrate treatment in the fourth quarter following mechanical difficulties in a fuming furnace. Silver production declined to 21.4 million ounces in 2017 from 24.2 million ounces in 2016.

Our recycling process treated 47,000 tonnes of material during the year, and we plan to treat about 39,000 tonnes in 2018. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste through our recycling program.

In November 2016, we announced that we would invest $174 million in the installation of a second new acid plant to improve efficiency and environmental performance at Trail Operations. Construction started in the first quarter of 2017, and we expect the plant to become operational in the second quarter of 2019.

A new five-year collective agreement was reached with employees at Trail Operations in 2017, incurring a one-time labour settlement charge of $26 million.

In 2018, we expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 tonnes of refined lead and approximately 16 to 18 million ounces of silver. Zinc production from 2019 to 2021 is expected to increase to 310,000 to 315,000 tonnes per year, while annual lead production is expected to rise to 95,000 to 105,000 tonnes. Silver production is dependent on the amount of silver contained in the purchased concentrates.

Pend Oreille

Pend Oreille, located in Washington state, achieved zinc production of 33,100 tonnes in 2017, compared to 34,100 tonnes in 2016.

Current mine planning efforts are focused on sustaining the operation and there is still significant potential to extend the mine life further.

We expect production in 2018 to be approximately 35,000 tonnes of zinc in concentrate. Production rates beyond 2018 are uncertain, although the potential exists to extend the mine life at similar rates for several more years.

Markets

Zinc prices on the LME averaged US$1.31 per pound for the year, up US$0.36 per pound or 38% from the 2016 average.

Wood Mackenzie, a commodity research consultancy, estimates that the global zinc metal market remained in a deficit of 0.8 million tonnes in 2017. Global refined zinc demand was up 2.4% year over year, rising to 14.4 million tonnes. Global demand for refined zinc remained strong in 2017, with global galvanized steel production up 3.2% year over year.

Despite an increase of 6.3% to global mine production in 2017, mine production remains below the level seen in 2015, while smelter capacity continued to grow. This left global refined zinc production constrained by a lack of concentrates. In China, environmental and safety inspections continue to restrict production at mines and at smelters. According to CNIA, a Chinese statistical agency, mine production in China in 2017 was down 9% and smelter production was down 0.7%. The tightness in the global concentrate market is reflected in the historically low spot treatment charges being settled in 2017 and progressing into 2018. Wood Mackenzie estimates that global refined zinc production was constrained in 2017 and only rose 0.2% year over year, totalling 13.6 million tonnes. Although Wood Mackenzie is

24	Teck 2017 Annual Report | Horizons

expecting increases to mine and smelter production into 2018, these increases will be insufficient to meet growing metal demand, and they are forecasting the market will continue to draw down stocks by close to 0.5 million tonnes into 2018.

LME stocks fell by 245,800 tonnes in 2017, a 58% decline from 2016 levels, finishing the year at 182,050 tonnes. We estimate that total reported global stocks — which include producer, consumer, merchant and terminal stocks — fell by approximately 345,200 tonnes in 2017 and, at year-end, were 0.75 million tonnes, representing an estimated 20 days of global demand, compared to the 25-year average of 41 days.

Global zinc mine production is expected to grow to 13.8 million tonnes in 2018, largely attributable to a number of new mines beginning or restarting production in 2018. Wood Mackenzie estimates that refined zinc production will see a 5.2% increase in 2018 over 2017 levels, to 14.3 million tonnes, with some of this growth coming from an increase in the secondary recovery of zinc. The total increase in supply will still be below the growth in global metal demand of 2.5% to 14.8 million tonnes, so that the refined metal market will continue in deficit into 2018.

Zinc Price and LME Inventory Source: LME	Global Demand for Zinc Source: ILZSG, Wood Mackenzie	Global Zinc Inventories Source: ILZSG, LME, SHFE

Outlook

We expect zinc in concentrate production in 2018, including co-product zinc production from our copper business unit, to be in the range of 645,000 to 670,000 tonnes.

For the 2019 to 2021 period, we expect annual zinc in concentrate production to be in the range of 575,000 to 625,000 tonnes, excluding Pend Oreille, which has an uncertain production profile beyond 2018.

Management’s Discussion and Analysis	25

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include an interest in the Fort Hills oil sands mining and processing operation, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area.

Our share of proved and probable reserves totalled 594 million barrels from Fort Hills, and our best estimate of unrisked contingent bitumen resources totalled 3.2 billion barrels from Frontier at the end of 2017. These valuable long-term assets are located in a politically stable jurisdiction and are expected to be mined using conventional technologies that build on our core skills in large-scale truck and shovel operations.

We recognize that there are concerns over the potential environmental effects of developing oil sands projects. We are researching methods to improve extraction and processing to enhance the sustainability of our projects. We are proud to be one of the founding members of Canada’s Oil Sands Innovation Alliance (COSIA) and are encouraged by the progress of the industry towards improving environmental performance, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation. In addition, the greenhouse gas intensity for both the Fort Hills and Frontier oil sands projects is predicted to be among the lowest on a life cycle basis of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the United States.

The disclosure regarding our oil sands assets includes references to reserves and contingent bitumen resource estimates. Further information about these resource estimates, and the related risks and uncertainties, and contingencies that prevent the classification of resources as reserves, is set out on page 62 under the heading “Contingent Resource Disclosure”. For further information about these reserve estimates, see our most recent Annual Information Form, which is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and under cover of Form 40-F on the EDGAR section of the Securities Exchange Commission (SEC) website at www.sec.gov.

Fort Hills

The Fort Hills oil sands mining and processing operation is located in northern Alberta. As at December 31, 2017, we held a 20.89% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns Fort Hills, with Total E&P Canada Ltd. (Total) and Suncor Energy Inc. (Suncor) holding the remaining interest. An affiliate of Suncor is the operator of the project.

Suncor and Teck increased their respective interests in Fort Hills after an agreement was reached in December 2017, in which Total reduced its interest. In January 2018, our interest has continued to increase as a result of ongoing dilution of Total’s interest and depending on the final project cost and our future funding elections we expect that our interest will ultimately increase to approximately 21.3%.

During 2017, the mine, primary extraction, utilities and froth assets were commissioned. The Fort Hills plant initiated froth production in the third quarter in order to accelerate commissioning. Froth production requires operating the mine, ore preparation, primary extraction, tailings and utilities areas of the Fort Hills plant. Fort Hills has completed five

26	Teck 2017 Annual Report | Horizons

successful froth production runs and produced a total of 1.4 million barrels of froth. Froth produced at Fort Hills is then trucked to Suncor’s base plant facilities for further processing. Proceeds from the froth production have been used to offset construction costs.

Our share of new mine development for 2017 was $858 million. We expect our share of the capital cost to complete the project to be approximately $170 million. Our share of Fort Hills’ major enhancement capital expenditures is expected to be $90 million and sustaining capital expenditures are expected to be $40 million in 2018. Fort Hills’ major enhancement and sustaining capital is expected to remain elevated in 2019 at approximately $13.50 per barrel, primarily due to tailings and equipment ramp-up spending, before sustaining capital declines to $3-5 per barrel on average over the life of mine. Major enhancement capital is variable over the life of mine due to phasing of tailings and other development spending.

Oil production from the first of three secondary extraction trains commenced on January 27, 2018. The other two secondary extraction trains are scheduled to be completed and commissioned in the first half of 2018, and production is expected to reach 90% of nameplate capacity of 194,000 barrels per day by the end of 2018.

Frontier Project

We hold a 100% interest in the Frontier project, which is located in northern Alberta. The regulatory application review of Frontier is ongoing, with a joint federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2018, making 2019 the earliest a federal decision statement is expected. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

As of December 31, 2017, our best estimate of unrisked contingent bitumen resources for the Frontier project is approximately 3.2 billion barrels. The project has been designed for a total nominal production of approximately 260,000 barrels per day of bitumen. The Frontier contingent resources have been subcategorized as “development pending” and “economically viable”. There is uncertainty that it will be commercially viable to produce any portion of the resources.

Lease 421 Area

We hold a 50% interest in the Lease 421 Area, which is located east of the Fort Hills project in northern Alberta. To date, a total of 89 core holes have been completed in the Lease 421 Area.

Markets

Prices for our heavy blend will be market based, and determined through a combination of global and Canadian heavy blend benchmark indices. The New York Mercantile Exchange (NYMEX) average contract price for light sweet crude oil (WTI) in 2017 was US$51 per barrel, a 17% improvement versus the 2016 average. The Canadian heavy blend differential, which is deducted against WTI prices, averaged US$12 per barrel, a 14% improvement versus the 2016 average.

According to the U.S. government’s Energy Information Administration, global demand for crude oil and associated liquids grew by 1.50% in 2017, to reach an estimated 98.39 million barrels per day. Demand growth was mostly apparent in non-OECD developing countries (1.08 million barrels per day), with the Asia-Pacific region accounting for slightly above 50% of global growth.

We have developed a comprehensive blended bitumen sales and logistics strategy, based on diverse market access. Our share of Fort Hills bitumen production is expected to be approximately 38,000 barrels per day on an annualized basis, assuming a 21.3% project interest. To meet pipeline requirements, we will purchase approximately 11,500 barrels per day of diluent blend-stock, and sell approximately 49,500 barrels per day of blended bitumen.

The Fort Hills bitumen produced using the paraffinic froth treatment process requires less blending diluent to meet pipeline specifications. Further, it will be among the lowest life cycle carbon intensity of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the U.S.

The Fort Hills partners will differentiate our Fort Hills product in the market using the name Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB).

Management’s Discussion and Analysis	27

The Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:

•	Hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada

•	Diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge

•	Use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation)

•	Blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta on the Wood Buffalo Pipeline, operated by Enbridge

We have separately contracted a 425,000-barrel working-capacity storage tank for our share of blended bitumen at Hardisty, Alberta, and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common-carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility.

We have entered into a long-term agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to the U.S. Gulf Coast. We have also contracted 12,000 barrels per day on Kinder Morgan’s Trans Mountain Pipeline expansion project for delivery to Burnaby, B.C. The balance of our production will be sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline or transported by rail if required.

Outlook

Market expectations for 2018 are that the crude oil supply/demand balance is tightening, with continued strong demand growth of 1.5 million barrels per day, and reduced inventories. Downside risk is evident as North American crude oil supply growth is expected to accelerate, particularly from U.S. shale producers, as prices increase. OPEC and Russian production curtailments are expected to continue throughout 2018 to balance non-OPEC supply growth of approximately 1.7 million barrels per day. Canadian heavy oil production continues to increase, and with a chronic shortfall of pipeline capacity, price differentials are expected to widen versus industry benchmarks.

28	Teck 2017 Annual Report | Horizons

Exploration

Throughout 2017, we conducted exploration around the world through our seven regional offices. Expenditures of $58 million in 2017 were focused on copper, zinc and gold.

Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Our copper exploration is focused primarily on porphyry copper deposits and, during 2017, we continued to advance porphyry copper projects in Canada, Chile, Peru, the United States, Mexico and Turkey. Significant exploration work focused in and around our existing operations and advanced projects in 2017. In 2018, we plan to drill several early stage copper projects, and we will continue to explore around our existing operations and advanced projects.

Zinc exploration remains focused on four areas: the Red Dog mine district in Alaska, western Canada, northeastern Australia, and Ireland. In Alaska, Australia and Canada, the targets are large, high-grade, sediment-hosted deposits similar to major world-class deposits such as Red Dog in Alaska and Century or McArthur River in Australia. We continued to drill on 100% state-owned lands near our existing Red Dog mine, where we completed 14.2 kilometres of drilling in 2017. We have identified an exploration target for Aktigiruq in the range of 80 million tonnes to 150 million tonnes of mineralization at a grade of between 16% combined zinc plus lead and 18% combined zinc plus lead (12% zinc + 4% lead and 14% zinc + 4% lead, respectively), based on drill data disclosed via news release in September 2017. If realized, this would make the Aktigiruq zinc deposit one of the world’s top undeveloped zinc deposits. Current drill hole spacing is not sufficient for a mineral resource estimate. The potential quantity and grade of the Aktigiruq exploration target is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

In the first quarter of 2017, we acquired the remaining interest in the Reward Project (Teena Deposit) located in Australia. Teena hosts an Inferred Resource of 58 million tonnes at 11.1% zinc and 1.5% lead (at a 6% zinc+lead cut-off), estimated in compliance with the Joint Ore Reserves Committee (JORC) Code, and we continue to advance drilling and studies on this deposit. Exploration programs will continue in these regions in 2018.

We have ongoing exploration for, and partnerships in, gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration in select jurisdictions. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies, then capture value through periodic divestitures. Our current exploration efforts and drill testing for gold are primarily focused in Turkey, Canada and Peru.

In addition to exploring for copper, zinc and gold, we continue to support our steelmaking coal operations by providing exploration and geoscience services to our existing operations and projects.

Management’s Discussion and Analysis	29

Financial Overview

Financial Summary

($ in millions, except per share data)	2017	2016	2015

Revenues and profit

Revenues	$12,048	$9,300	$8,259

Gross profit before depreciation and amortization(1)	$6,096	$3,781	$2,645

Gross profit	$4,629	$2,396	$1,279

EBITDA(1)	$5,626	$3,350	$(1,633)

Profit (loss) attributable to shareholders	$2,509	$1,040	$(2,474)

Cash flow

Cash flow from operations	$5,066	$3,056	$1,962

Property, plant and equipment expenditures	$1,621	$1,416	$1,581

Capitalized production stripping costs	$678	$477	$663

Investments	$309	$114	$82

Balance sheet

Cash balances	$952	$1,407	$1,887

Total assets	$37,058	$35,629	$34,688

Debt, including current portion	$6,369	$8,343	$9,634

Per share amounts

Profit (loss) attributable to shareholders	$4.34	$1.80	$(4.29)

Dividends declared per share	$0.60	$0.10	$0.20

Note:

(1)	Gross profit before depreciation and amortization and EBITDA are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as a substantial portion of our operating costs are incurred in Canadian and other currencies, and most of our revenue and debt are

30	Teck 2017 Annual Report | Horizons

denominated in United States (U.S.) dollars. We determine our financial results in local currency and report those results in Canadian dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2017, our profit attributable to shareholders was $2.5 billion, or $4.34 per share. This compares with $1.0 billion or $1.80 per share in 2016 and a loss of $2.5 billion or $4.29 per share in 2015, which included $2.7 billion of after-tax asset impairment charges. The changes are mainly due to varying commodity prices, sales volumes, exchange rate movements and the after-tax impairment charges.

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. Our adjusted profit, which takes these items into account, was $2.6 billion in 2017, $1.1 billion in 2016 and $188 million in 2015, or $4.45, $1.91 and $0.33 per share, respectively. These are described below and summarized in the table that follows.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million non-cash pre-tax reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by a non-cash pre-tax asset impairment of $44 million recorded against our Quebrada Blanca assets that will not be recovered through use. We also recorded an $82 million charge related to increased provincial tax rates in British Columbia (B.C.), and the recently enacted reduction in tax rates in the United States resulted in a $101 million non-cash credit to our 2017 tax expense. We also incurred a $216 million pre-tax loss on the repurchase of certain of our outstanding notes in the first half of the year.

In 2016, we recorded an impairment of our investment in the Fort Hills oil sands project due to increased development costs. We also recorded asset impairments relating to a project at our Trail Operations and our interest in the Wintering Hills Wind Power Facility, which was sold in 2017. These non-cash charges totalled $294 million on a pre-tax basis and $217 million on an after-tax basis.

In 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills oil sands project, Carmen de Andacollo Operations, Pend Oreille Operations and a number of our steelmaking coal operations, as a result of lowered expectations for commodity prices in both the short and long term. These non-cash charges totalled $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis.

The table below shows the effect of these items on our profit.

($ in millions, except per share data)	2017	2016	2015

Profit (loss) attributable to shareholders as reported	$2,509	$1,040	$(2,474)

Add (deduct) the after-tax effect of:

Asset sales and provisions	(29)	(53)	(107)

Foreign exchange (gains) losses	(4)	(45)	80

Debt repurchase (gains) losses	159	(44)	–

Debt prepayment options gain	(38)	(84)	–

Collective agreement charges	29	42	10

Environmental provisions	60	–	–

Impairment charges (reversals)	(100)	217	2,691

Tax items and other items	(41)	30	(12)

Break fee in respect of Waneta Dam sale	24	–	–

Adjusted profit(1)	$2,569	$1,103	$188

Adjusted earnings per share(1)	$4.45	$1.91	$0.33

Note:

(1)	Adjusted profit and adjusted earnings per share are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Management’s Discussion and Analysis	31

Cash flow from operations in 2017 was a record $5.1 billion, compared with $3.1 billion in 2016 and $2.0 billion in 2015. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.

At December 31, 2017, our cash balance was $952 million. Total debt was $6.4 billion and our net-debt to net-debt-plus-equity ratio was 22% at December 31, 2017, compared with 28% at December 31, 2016 and 32% at the end of 2015.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are steelmaking coal, copper and zinc, which accounted for 51%, 17% and 20% of revenue respectively in 2017. Silver and lead are significant by-products of our zinc operations, accounting for 5% and 4%, respectively, of our 2017 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2017.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $12.0 billion in 2017, compared with $9.3 billion in 2016 and $8.3 billion in 2015. The increase in 2017 revenue was mainly due to higher steelmaking coal, copper and zinc prices, partially offset by lower sales volumes of steelmaking coal and a slightly weaker average U.S. dollar exchange rate. Average prices for steelmaking coal, copper and zinc were 53%, 27% and 38% higher in 2017 than 2016. The increase in 2016 over 2015 was mainly due to higher steelmaking coal and zinc prices, higher sales volumes of steelmaking coal and zinc, and a stronger U.S. dollar.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies and concentrate purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates, and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production affects our sales volumes and, when combined with commodity prices, affects profitability and, ultimately, our royalty expenses.

2017 Revenue by Business Unit	2017 Gross Profit by Business Unit (Before depreciation and amortization)	2017 Revenue by Commodity

32	Teck 2017 Annual Report | Horizons

Our cost of sales was $7.4 billion in 2017, compared with $6.9 billion in 2016 and $7.0 billion in 2015. Our cost of sales was higher in 2017 than 2016 due to a number of factors, including difficult weather conditions early in the year, higher employee turnover rates and geotechnical issues at our coal operations, all of which affected material movement. Our Highland Valley Copper Operations was mining lower-grade ore as planned, which results in higher unit operation costs. At Red Dog, we had some challenges early in the year that affected production and costs. A new metallurgically complex, highly oxidized, higher-grade ore from the Qanaiyaq pit was introduced to the mill early in the year, impacting recoveries. As we gained processing experience with this ore and deepened the pit to access less-weathered ore, recoveries improved and allowed us to increase the amount of Qanaiyaq ore, which resulted in a significant improvement in metal production in the second half of the year. Despite higher sales volumes, our cost of sales decreased in 2016 from 2015, primarily due to our cost reduction program, partly offset by the stronger U.S. dollar and its effect on costs at our foreign operations.

Other Expenses

($ in millions)	2017	2016	2015

General and administration	$116	$99	$108

Exploration	58	51	76

Research and development	55	30	47

Asset impairments (reversals)	(163)	294	3,631

Other operating expense (income)	230	197	335

Finance income	(17)	(16)	(5)

Finance expense	229	354	316

Non-operating expense (income)	151	(239)	89

Share of losses (income) of associates	(6)	(2)	2

	$653	$768	$4,599

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and development expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by an impairment of $44 million recorded on our Quebrada Blanca assets that will not be recovered through use.

During 2016, we recorded an impairment of our investment in the Fort Hills oil sands project as a result of increased development costs. We also recorded asset impairments relating to a project at our Trail Operations and our interest in the Wintering Hills Wind Power Facility. These charges, primarily related to Fort Hills, totalled $294 million on a pre-tax basis and $217 million on an after-tax basis.

In 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills oil sands project, Carmen de Andacollo Operations, Pend Oreille Operations and a number of our steelmaking coal operations. These charges totalled $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis. The write-downs were triggered primarily by lowered expectations for commodity prices in both the short and long term.

Management’s Discussion and Analysis	33

The key inputs used in determining the magnitude of asset impairments and reversals are outlined on pages 45 to 49 in this Management’s Discussion and Analysis.

The impairment charges and (reversals) were as follows:

($ in millions)	2017	2016	2015

Steelmaking coal operations	$(207)	$–	$2,032

Copper — Carmen de Andacollo	–	–	506

Zinc — Pend Oreille	–	–	31

Energy — Fort Hills	–	222	1,062

Other	44	72	–

	$(163)	$294	$3,631

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described in the following paragraph), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2017 included $190 million of positive pricing adjustments, $186 million for environmental costs, $125 million for share-based compensation, an $81 million charge for take-or-pay contracts and a $28 million break fee related to the sale of the Waneta Dam that was paid to Fortis. Significant items in 2016 included a $171 million expense for share-based compensation, $153 million of positive pricing adjustments, a $48 million charge for take-or-pay contracts and $144 million for environmental costs. Significant items in 2015 included $280 million of negative pricing adjustments, $49 million of environmental costs and $13 million for share-based compensation.

Sales of our products, including by-products, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that there are economic benefits associated with the sale. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer, which generally occurs upon loading of the customer’s vessel. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. Revenue is recognized on a provisional basis at the date of sale based on current market prices. Steelmaking coal is sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts, revenue is recognized on a provisional basis at the date of sale based on estimated prices.

Adjustments are made to customer receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment, and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were provisionally valued at December 31, 2017 and 2016, respectively.

	Outstanding at December 31, 2017		Outstanding at December 31, 2016

(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	138	3.26	114	2.50

Zinc	197	1.50	231	1.17

34	Teck 2017 Annual Report | Horizons

Our finance expense includes the interest expense on our debt, financing fees and amortization, the interest components of our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense decreased in 2017, mainly due to the reduction in our outstanding notes and higher amounts of interest capitalized against our development projects. These items were partially offset by additional fees from an increase in our outstanding letters of credit, and the effect of accretion on our decommissioning and restoration provisions. Further detail is provided in Note 8 to our 2017 annual consolidated financial statements.

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and realized gains or losses on marketable securities. In 2017, other non-operating expenses included $51 million of gains on debt prepayment options, $5 million of foreign exchange gains, $9 million of gains on sale of investments and a $216 million charge on debt repurchased during the year. In 2016, other non-operating expenses included $113 million of gains on debt prepayment options, $46 million of foreign exchange gains, $49 million of gains on debt repurchases and $34 million of gains on sale of investments. In 2015, other non-operating expenses included $21 million for provisions on marketable securities and $76 million of foreign exchange losses.

Income and resource taxes were $1.4 billion, or 36% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 26% as a result of resource taxes, higher rates in foreign jurisdictions and a deferred tax charge of $82 million due to the enacted increase to the B.C. provincial income tax rate from 11% to 12%. Offsetting the deferred tax charge from the B.C. rate increase is a deferred tax recovery of $101 million from the enactment of the U.S. tax reform, net of other items. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

Profit attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañia Minera Zafranal S.A.C.

Financial Position and Liquidity

Our financial position and liquidity has improved from our strong position at the beginning of the year. At December 31, 2017, we had $952 million of cash and a US$3.0 billion unused line of credit, providing us with $4.7 billion of liquidity.

Our outstanding debt was $6.4 billion at December 31, 2017, compared with $8.3 billion at the end of 2016 and $9.6 billion at the end of 2015. The decrease is due primarily to the US$1.3 billion of notes that we repurchased and retired in the first half of 2017. A further US$50 million matured and was repaid in 2017. In total, since September 2015, our term notes have been reduced by US$2.4 billion, reducing the principal outstanding to US$4.8 billion.

Management’s Discussion and Analysis	35

Our debt positions and credit ratios are summarized in the following table:

	December 31, 2017	December 31, 2016	December 31, 2015

Term notes face value	$ 4,831	$ 6,141	$ 6,900

Unamortized fees and discounts	(40)	(50)	(61)

Other	286	122	122

Total debt (US$ in millions)	$ 5,077	$ 6,213	$ 6,961

Canadian $ equivalent(1)	$ 6,369	$ 8,343	$ 9,634

Less cash balances	(952)	(1,407)	(1,887)

Net debt	$ 5,417	$ 6,936	$ 7,747

Debt to debt-plus-equity ratio(2)(3)	25%	32%	37%

Net-debt to net-debt-plus-equity ratio(2)	22%	28%	32%

Average interest rate	5.7%	5.7%	4.8%

Notes:

(1)	Translated at period end exchange rates.

(2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

(3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

At December 31, 2017, the weighted average maturity of our consolidated indebtedness is approximately 15 years and the weighted average coupon rate is approximately 5.7%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$3.4 billion is currently available. Further information about our liquidity and associated risks is outlined in Notes 18 and 28 to our 2017 annual consolidated financial statements.

Cash flow from operations was a record $5.1 billion in 2017. Our cash position decreased from $1.4 billion at the end of 2016 to $952 million at December 31, 2017. Significant outflows included $2.3 billion of capital expenditures, $1.9 billion primarily to purchase and cancel US$1.3 billion of notes, $344 million on returns to shareholders through dividends, $175 million on share buybacks and $405 million of interest on our outstanding debt.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion revolving credit facility matures in October 2022 and has a letter of credit sub-limit of US$1.5 billion. There are currently no drawings on this facility in 2017 and it remains fully available as at February 13, 2018.

We also have a US$1.2 billion facility that matures in October 2020. As at December 31, 2017, there are US$809 million of letters of credit issued on this facility.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request.

In addition to our two primary revolving committed credit facilities, we maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, stand-alone letters of credit and surety bonds, all primarily to support our future reclamation obligations. At December 31, 2017, we had $1.27 billion of letters of credit issued on the $1.46 billion of bilateral credit facilities that we have, outstanding stand-alone letters of credit of $336 million and outstanding surety bonds of $350 million to support our future reclamation obligations.

The cost of funds under certain of our credit facilities depends on our credit ratings. Our current credit ratings from Moody’s, S&P and Fitch are Ba2, BB+ and BB+, respectively. The Moody’s and S&P ratings have stable outlooks and Fitch’s outlook is positive.

36	Teck 2017 Annual Report | Horizons

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement.

Operating Cash Flow

Cash flow from operations was a record $5.1 billion in 2017, compared with $3.1 billion in 2016 and $2.0 billion in 2015. The increase in 2017 compared to 2016 was mainly due to the higher average commodity prices. The increase in 2016 compared to 2015 was mainly due to generally higher commodity prices and sales volumes, offset to some extent by changes in currency exchange rates.

Investing Activities

Capital expenditures were $2.3 billion in 2017, as summarized in the table on page 43.

The largest components of sustaining capital included $117 million at Trail Operations, $58 million for our share of spending at Antamina, $35 million at Red Dog Operations and $112 million at our steelmaking coal operations.

Major enhancement expenditures included $55 million at our steelmaking coal operations to start developing the Baldy Ridge pit at Elkview Operations and Swift pit at Fording River Operations.

New mine development included $149 million for the Quebrada Blanca Phase 2 project, $858 million for our share of spending on the Fort Hills oil sands project and $37 million on our Project Satellite.

Investments in 2017 and 2016 were $309 million and $114 million, respectively. For 2017, this included $121 million for a 0.89% increase in our share of Fort Hills; $43 million on our NuevaUnión copper project; $63 million to acquire Goldcorp’s minority 21% interest in the San Nicolás copper project; and $13 million to acquire 70% of AQM Copper Inc., giving us an 80% interest in the Zafranal copper-gold project located in southern Peru. Included in 2016 was our $33 million purchase of the remaining 2.5% minority interest in Highland Valley Copper Operations.

Cash proceeds from the sale of assets and investments were $109 million in 2017, $170 million in 2016 and $1.2 billion in 2015. Significant items in 2017 were proceeds of $59 million from the sale of our 49% interest in the Wintering Hills Wind Power Facility and $30 million from the sale of marketable securities and various royalty interests. In addition, we announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion, which we do not expect to close before the third quarter of 2018, subject to the receipt of regulatory approvals and other customary conditions.

Financing Activities

In 2017, we purchased US$1.3 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021, US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) in connection with these purchases.

In October 2017, we extended the maturity dates of our two committed revolving credit facilities and made certain non-material amendments to the facilities. The maturity date of the US$3.0 billion facility (undrawn at December 31, 2017) was extended from July 2020 to October 2022 and the maturity date of the US$1.2 billion facility (US$809 million drawn for letters of credit at December 31, 2017) was extended from June 2019 to October 2020. Our obligations under these agreements are guaranteed on a senior unsecured basis by certain Teck subsidiaries.

In April 2017, our Board announced a new dividend policy reflecting our commitment to return cash to shareholders in balance with the needs and opportunities to invest in, and the inherent cyclicality of, our underlying businesses. The policy is anchored by an annual base dividend of $0.20 per share, to be paid $0.05 on the last business day of each quarter beginning in the third quarter of 2017. Each year the Board will review the free cash flow generated by the

Management’s Discussion and Analysis	37

business, the outlook for business conditions and priorities regarding capital allocation, and determine whether a supplemental dividend should be paid. Any supplemental dividends declared are expected to be paid on the last business day of the calendar year. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate priorities. As always, the payment of dividends is at the discretion of the Board who will review the dividend policy regularly. During 2017, we paid $344 million of eligible dividends, of which approximately $230 million, or $0.40 per share, was for the supplemental dividend.

In October 2017, we received approval for a normal course issuer bid allowing us to purchase up to 20 million Class B shares during the period starting October 10, 2017 and ending October 9, 2018. In 2017, we repurchased approximately 5.9 million Class B subordinate voting shares for cancellation pursuant to the normal course issuer bid at a cost of $175 million in 2017 of the $230 million that our Board directed management to purchase. We did not repurchase any shares in 2016.

Quarterly Earnings and Cash Flow

($ in millions except per share data)	2017				2016

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,207	$3,129	$2,818	$2,894	$3,557	$2,305	$1,740	$1,698

Gross profit	1,284	1,092	1,066	1,187	1,577	452	212	155

EBITDA(1)	1,580	1,389	1,323	1,334	1,561	804	468	517

Profit attributable to shareholders	760	600	577	572	697	234	15	94

Basic earnings per share	$1.32	$1.04	$1.00	$0.99	$1.21	$0.41	$0.03	$0.16

Diluted earnings per share	$1.30	$1.02	$0.98	$0.97	$1.19	$0.40	$0.03	$0.16

Cash flow from operations	$1,464	$901	$1,408	$1,293	$1,490	$854	$339	$373

Note:

(1)	EBITDA is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Gross profit in the fourth quarter from our steelmaking coal business unit was $638 million compared with $1.2 billion a year ago. Gross profit before depreciation and amortization in the fourth quarter declined by $522 million from a year ago, primarily due to a US$37 per tonne decrease in the average steelmaking coal price and partly due to lower sales volumes.

Fourth quarter production was 6.9 million tonnes, 4% below our record production in the same period a year ago. This strong performance was primarily attributable to higher available raw coal in the fourth quarter of 2016, which enabled us to respond to tight supply and robust demand after the downturn in the prior quarters. Mine productivity challenges at two of our smaller operations continued to affect our ability to access some coal reserves and contributed to the slightly lower production when compared to the same quarter a year ago.

Fourth quarter sales of 6.4 million tonnes were 8% lower than a year ago and were negatively affected by two CP mainline derailments in November, coupled with underperformance at Westshore Terminals in the fourth quarter. Fourth quarter sales volumes in 2016 represented record volumes for that period.

Gross profit from our copper business unit for the quarter was $296 million compared with $52 million a year ago. Gross profit before depreciation and amortization increased by $199 million in the fourth quarter compared with a year ago. This was primarily due to higher copper production combined with higher realized copper and zinc prices, and additional zinc sales from Antamina as a result of continued strong zinc production during the quarter.

Copper production in the fourth quarter increased by 8% from a year ago primarily due to higher ore grades at Highland Valley Copper. As anticipated, production was affected by lower grades in the first half of 2017, which improved as the year progressed, with a strong finish in the final quarter. Our cash unit costs in the fourth quarter before by-products increased by 3% to US$1.77 per pound compared to US$1.72 per pound during the same period a year ago. Significantly

38	Teck 2017 Annual Report | Horizons

higher production of zinc and molybdenum combined with substantially higher zinc prices resulted in cash unit costs after by-products decreasing to US$1.27 per pound compared to US$1.45 per pound during the same period last year.

Gross profit from our zinc business unit was $350 million in the fourth quarter compared with $348 million a year ago. Gross profit before depreciation and amortization increased by $17 million as higher zinc and lead prices were partially offset by lower zinc concentrate sales volumes and higher royalty expenses.

Refined zinc production at our Trail Operations was similar to the same period a year ago. At Red Dog, zinc production was 13% higher than in the same period a year ago as a year-end inventory correction was recorded during the fourth quarter of 2016 that reduced reported zinc production.

Our profit attributable to shareholders was $760 million, or $1.32 per share, in the fourth quarter compared with $697 million, or $1.21 per share, a year ago.

Cash flow from operations was $1.5 billion in the fourth quarter, the same as a year ago.

Outlook

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2017, $5.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand for our products remains strong and prices for our products have risen substantially during 2017 compared with a year ago, which has contributed additional revenues and cash flows. Production disruptions in the coal producing region of Australia caused by weather and other events in the past few years has also had an effect on available supplies and market prices. Variable growth rates in expanding the economies of China, India and other emerging markets have affected both demand and prices for some of our products. In addition, government policy changes, particularly in China, may have a significant positive or negative effect on the various products we produce. Price volatility will continue, but over the long term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations, reduced unit costs and are now enjoying significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt, and we completed our capital-intensive Fort Hills project in early 2018. Further, the current supply and demand balance for our products is favourable. Combined, these factors provide a significant positive outlook for the company.

In December 2017, the U.S. enacted significant changes in its income tax laws, including a broad rate reduction, which we expect to result in a significant reduction in the effective tax rate applicable to our U.S. operations. At current levels of profitability, we generally expect that our effective U.S. tax rate will be reduced from the approximate 32% rate we have experienced recently to a range between 25% and 26%, and that this will reduce current taxes in the U.S. by approximately US$40 million per year.

The capitalization of interest ceases once major development projects reach commercial production. We expect our finance expense to increase substantially when Fort Hills reaches commercial production in 2018 as planned, partially offset by an increase in capitalized interest attributable to Quebrada Blanca Phase 2.

Management’s Discussion and Analysis	39

Commodity Prices and 2018 Production

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2018 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2018 Mid-Range Production Estimates(1)	Change	Estimated Effect of Change On Profit(2)	Estimated Effect on EBITDA(2)

US$ exchange		CAD$0.01	$53 million	$82 million

Steelmaking coal (000’s tonnes)	26,500	US$1/tonne	$19 million	$30 million

Copper (tonnes)	277,500	US$0.01/lb.	$5 million	$7 million

Zinc (tonnes)(3)	965,000	US$0.01/lb.	$10 million	$13 million

Notes:

(1)	All production estimates are subject to change based on market and operating conditions.

(2)	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Zinc includes 307,500 tonnes of refined zinc and 657,500 tonnes of zinc contained in concentrate.

The increase in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of higher commodity prices, which are all denominated in U.S. dollars.

Our steelmaking coal production in 2018 is expected to be in the range of 26 to 27 million tonnes compared with 26.6 million tonnes produced in 2017. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2018 is expected to be in the range of 270,000 to 285,000 tonnes compared with 287,300 tonnes produced in 2017. Copper production at Highland Valley Copper is expected to rise modestly as a result of slightly higher ore grades. Our share of production from Antamina is expected to remain similar to 2017 levels. Carmen de Andacollo’s production is anticipated to decline as lower copper grades are expected in 2018 and in future years.

Our zinc in concentrate production in 2018 is expected to be in the range of 645,000 to 670,000 tonnes compared with 658,700 tonnes produced in 2017. Red Dog’s production is expected to be approximately 535,000 tonnes, slightly lower than 2017 production levels. Our share of Antamina’s zinc production is expected to be similar to 2017 levels. Refined zinc production in 2018 from our Trail Operations is expected to be in the range of 305,000 to 310,000 tonnes compared with 310,100 tonnes produced in 2017.

40	Teck 2017 Annual Report | Horizons

Guidance

Production Guidance

The table below shows our share of production of our principal products for 2017, our guidance for production in 2018 and our guidance for production for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2017	2018 Guidance	Three-Year Guidance 2019–2021

Principal Products

Steelmaking coal (million tonnes)	26.6	26–27	26.5–27.5

Copper(1) (2) (3)

Highland Valley Copper	93	95–100	120–140

Antamina	95	90–95	90–100

Carmen de Andacollo	76	63–68	60

Quebrada Blanca	23	20–24	–

	287	270–285	270–300

Zinc(1) (2) (4)

Red Dog	542	525–545	475-525

Antamina	84	85–90	90–100

Pend Oreille	33	35	–

	659	645–670	575–625

Refined zinc

Trail Operations	310	305–310	310–315

Bitumen (million barrels)(2) (5)

Fort Hills	n/a	7.5–9.0	14

Other Products

Lead(1)

Red Dog	111	95–100	85–100

Refined lead

Trail Operations	87	70	95–105

Molybdenum (million pounds)(1) (2)

Highland Valley Copper	9.2	5.0	4.0-5.0

Antamina	2.0	1.8	2.5–3.0

	11.2	6.8	6.5–8.0

Refined silver (million ounces)

Trail Operations	21.4	16–18	–

Notes:

(1)	Metal contained in concentrate.

(2)	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate equity interest in Antamina. We include 21.3% of production from Fort Hills, representing our estimated proportionate equity interest in Fort Hills.

(3)	Copper production includes cathode production at Quebrada Blanca.

(4)	Total zinc includes co-product zinc production from our copper business unit.

(5)	Guidance for Teck’s share of production in 2018 is at our estimated working interest of 21.3%. Guidance is based on Suncor’s outlook for 2018 Fort Hills production, which was provided at their previous working interest of 53.06%, and is 20,000 to 40,000 barrels per day in Q1, 30,000 to 50,000 barrels per day in Q2, 60,000 to 70,000 barrels per day in Q3, and 80,000 to 90,000 barrels per day in Q4. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project. Three-year production guidance is our share before any reductions resulting from major maintenance downtime.

Management’s Discussion and Analysis	41

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2017	Q1 2018 Guidance
Steelmaking coal (million tonnes)	6.4	6.3–6.5
Zinc (000’s tonnes)(1)
Red Dog	181	110

Note:

(1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2017 and our guidance for unit costs for selected principal products in 2018.

(Per unit costs — CAD$/tonne)	2017	2018 Guidance
Steelmaking coal(1)

Site cost of sales	$52	$56–60

Transportation costs	37	35–37
Unit cost of sales — CAD$/tonne	$89	$91–97

(Per unit cash costs — US$/pound)
Copper(2)

Total cash unit costs	$1.75	$1.80–1.90

Net cash unit costs after by-product margins	$1.33	$1.35–1.45
Zinc(3)

Total cash unit costs	$0.52	$0.50–0.55

Net cash unit costs after by-product margins	$0.28	$0.30–0.35

(Cash operating cost in CAD$/barrel)
Bitumen(4)

Cash operating cost	n/a	$35–40(4)

Notes:

(1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other, and does not include deferred stripping or capital expenditures. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.55 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.50 per ounce, a gold price of US$1,325 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.15 per pound, a silver price of US$16.50 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. By-products include both by-products and co-products. See “Use of Non-GAAP Financial Measures” section for further information.
(4)	Bitumen unit costs are reported in Canadian dollars per barrel. Cash operating cost represents costs for the Fort Hills mining and processing operations and does not include the cost of diluent, transportation, storage and blending. Guidance for Teck’s cash operating cost in 2018 is based on Suncor’s outlook for 2018 Fort Hills cash operating costs per barrel of CAD$70–CAD$80 in the first quarter, CAD$40–CAD$50 in the second quarter, CAD$30–CAD$40 in the third quarter, and CAD$20–CAD$30 in the fourth quarter. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project. Bitumen cash operating costs is a non-GAAP financial measure.

42	Teck 2017 Annual Report | Horizons

Capital Expenditure Guidance

The table below reports our capital expenditures for 2017 and our guidance for capital expenditures in 2018.

(Teck’s share in $ millions)	2017	2018 Guidance

Sustaining

Steelmaking coal(1)	$112	$275

Copper	126	180

Zinc	168	230

Energy(2)	34	40

Corporate	4	5

	$444	$730

Major Enhancement

Steelmaking coal	$55	$160

Copper	8	70

Zinc	15	95

Energy(2)	–	90

	$78	$415

New Mine Development

Copper(3)	$186	$185

Zinc	36	35

Energy(2)	877	195

	$1,099	$415

Subtotal

Steelmaking coal	$167	$435

Copper	320	435

Zinc	219	360

Energy(2)	911	325

Corporate	4	5

	$1,621	$1,560

Capitalized Stripping

Steelmaking coal	$506	$390

Copper	147	145

Zinc	25	25

	$678	$560

Total

Steelmaking coal	$673	$825

Copper	467	580

Zinc	244	385

Energy(2)	911	325

Corporate	4	5

	$2,299	$2,120

Notes:

(1)	For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $3 million in 2017. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $86 million in 2018. Steelmaking coal guidance for 2018 excludes $85 million of planned 2018 spending for port upgrades at Neptune Terminals, as Neptune Terminals is equity accounted on our balance sheet.

(2)	For energy, Fort Hills capital expenditures guidance is at our estimated working interest of 21.3%, and does not include any capitalized revenue and associated costs. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Major enhancement guidance for 2018 includes tailings management and new mine equipment at Fort Hills. New mine development guidance for 2018 includes expected spending at Fort Hills, assuming some further increase in our project interest and Frontier.
(3)	For copper, new mine development guidance for 2018 includes Quebrada Blanca Phase 2, Zafranal and San Nicolás.

Management’s Discussion and Analysis	43

A further discussion of our capital and other commitments is in Note 26 to our 2017 annual consolidated financial statements. We expect to fund our commitments from cash on hand and our credit facilities.

Other Information

Carbon Pricing Policies and Associated Costs

Following the adoption of the Paris Agreement in 2015, the Provinces of B.C. and Alberta completed reviews of their climate change plans, including a re-examination of their primary carbon price policies, the carbon tax in B.C. and the Specified Gas Emitters Regulation in Alberta. In 2017, the Province of B.C. announced a planned increase to the carbon tax beginning in 2018, increasing by $5 per tonne of CO2-equivalent (CO2e) per year until reaching $50 per tonne of CO2e. At the same time, the B.C. government made a commitment to addressing impacts on emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and to minimize carbon leakage. In 2017, the Province of Alberta also consulted on the Carbon Competitiveness Incentive Regulation, the industry-specific carbon pricing policy set to replace the previous Specified Gas Emitters Regulation, which concluded in 2017.

In 2017, the Government of Canada continued its consultation on the national Pan-Canadian Framework that includes a national floor price on carbon. Canadian provinces have until 2018 to implement a carbon price, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

We will continue to assess the potential implications of the updated policies on our operations and projects. In 2017, our most material carbon pricing policy impacts were related to B.C.’s carbon tax. For 2017, our seven B.C.-based operations incurred $52 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are marketable securities, commodity swap contracts, metal-related forward contracts, settlements receivable and payable, embedded debt prepayment options, and gold stream and silver stream embedded derivatives. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 28 to our 2017 annual consolidated financial statements.

Critical Accounting Estimates and Judgments

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

Impairment Testing

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant

44	Teck 2017 Annual Report | Horizons

assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the income statement and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

Below is an overview of our asset and goodwill impairment testing for the years ended December 31, 2017 and 2016.

Asset Impairments and Impairment Reversals

Impairment (Impairment Reversal)

($ in millions)	2017	2016

Steelmaking coal CGU	$(207)	$–

Fort Hills oil sands project	–	222

Other	44	72

Total	$(163)	$294

Steelmaking Coal CGU

As at December 31, 2017, we recorded a pre-tax impairment reversal of $207 million (after-tax $131 million) related to one of the mines in our steelmaking coal CGU. The estimated post-tax recoverable amount of this mine was significantly higher than the carrying value. This impairment reversal arose as a result of changes in short-term and long-term market participant price expectations for steelmaking coal and expected future operating cost estimates included in our annual goodwill impairment testing.

Fort Hills Oil Sands Project

For the year ended December 31, 2017, we noted an impairment indicator at Fort Hills and the recoverable amount of the CGU was estimated.

As at December 31, 2017, we did not record an impairment charge for our share of the Fort Hills oil sands project, as our estimated post-tax recoverable amount of $3.7 billion approximately equalled our carrying value.

As at December 31, 2016, we recorded a pre-tax impairment charge of $222 million (after-tax $164 million) within our property, plant and equipment balance related to our interest in Fort Hills. This was a result of our estimated post-tax recoverable amount of $2.5 billion being lower than our carrying value.

We performed impairment testing for Fort Hills in 2017 and 2016 as a result of an increase in development costs associated with the Fort Hills oil sands project.

Other

During the year ended December 31, 2017, we recorded other asset impairments of $44 million relating to Quebrada Blanca assets that will not be recovered through use and will not be used for Quebrada Blanca Phase 2.

During the year ended December 31, 2016, we recorded other asset impairments of $72 million, of which $46 million related to a project at our Trail Operations that will not be completed, and $26 million related to the Wintering Hills Wind Power Facility, which was sold in 2017.

Management’s Discussion and Analysis	45

Sensitivity Analysis

The recoverable amount of Fort Hills exceeded its carrying value and we did not record an impairment charge.

The recoverable amount of Fort Hills is most sensitive to changes in assumed Western Canadian Select (WCS) oil prices, the Canadian/U.S. dollar exchange rates and discount rates. The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in amendments to mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Ignoring these interrelationships, in isolation a US$1 decrease in the long-term WCS oil price would reduce the recoverable amount for Fort Hills by $140 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would reduce the recoverable amount by $50 million. A 25 basis point increase in the discount rate would reduce the recoverable amount by approximately $150 million.

Annual Goodwill Impairment Testing

In 2017, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2017 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $6.2 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 14% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

The recoverable amount of Quebrada Blanca exceeded the carrying amount by approximately $1.2 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and the development timeline of Quebrada Blanca Phase 2 project. In isolation, a 6% decrease in the long-term copper price assumption or a 3.5-year delay in the development of the Quebrada Blanca Phase 2 project would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Key Assumptions

The following are the key assumptions used in our asset impairment, asset impairment reversal and goodwill impairment analysis during the years ended December 31, 2017 and 2016:

	2017	2016

Steelmaking coal prices	Current price used in initial year, de-escalated to a long-term price in 2022 of US$140 per tonne	Current price used in initial year, de-escalated to a long-term price in 2021 of US$130 per tonne
Copper prices	Current price used in initial year, de-escalated to a long-term price in 2022 of US$3.00 per pound	Current price used in initial year, escalated to a long-term price in 2021 of US$3.00 per pound
Western Canadian Select (WCS) oil prices	Current price used in initial year, escalated to a long-term price in 2022 of US$57 per barrel	Current price used in initial year, escalated to a long-term price in 2021 of US$57 per barrel
Discount rate	5.2%–5.9%	5.5%–6.0%
Long-term foreign exchange rate	1 U.S. to 1.25 Canadian dollars	1 U.S. to 1.25 Canadian dollars
Inflation rate	2%	2%

46	Teck 2017 Annual Report | Horizons

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for the Fort Hills oil sands project. For the year ended December 31, 2017, we used a discount rate of 5.9% real, 8.0% nominal post-tax (2016 – 5.8% real, 7.9% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2017, we used a discount rate of 5.2% real, 7.3% nominal post-tax (2016–5.5% real, 7.6% nominal post-tax) for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2022 onwards for analysis performed in the year ended December 31, 2017, and are from year 2021 onwards for analysis performed in the year ended December 31, 2016.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates, and on exploration and evaluation work undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

We estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment and impairment reversal analysis performed in December 31, 2017 and 2016, we have applied the FVLCD basis.

Property, Plant and Equipment – Determination of Available For Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management, and at that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels, capital spending remaining and commissioning status. The Fort Hills oil sands project produced first oil in January 2018. We expect the project to be available for use, as defined above, in the first half of 2018.

Management’s Discussion and Analysis	47

Joint Arrangements

We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors, and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement, or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Streaming Transactions

When we enter into long-term streaming arrangements linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment of the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation. This assessment considers what the counterparty is entitled to, and the associated risks and rewards attributable to them over the life of the operation, including the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment, and any guarantee relating to the upfront payment if production ceases.

For our gold and silver streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment, and we have concluded that we have effectively disposed of the interest in the gold and silver mineral interests at Carmen de Andacollo and Antamina, respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

When the ongoing payment we receive is based on future commodity prices at the date deliveries are made, this may be considered an embedded derivative. The valuation of embedded derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

48	Teck 2017 Annual Report | Horizons

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as presented in National Instrument 43-101, Standards of Disclosure for Mineral Projects, or National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, as applicable. These include assumptions with respect to production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, and capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could change the carrying value of assets, depreciation and impairment charges recorded in the income statement, and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates, using information available at the balance sheet date. The DRP represents the present value of estimated costs for required future decommissioning and other site restoration activities. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows, and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

During the year ended December 31, 2017, we updated our cost estimates for water quality management in the Elk Valley, including post-closure water quality management costs, as outlined on pages 13 to 14. These updates have increased our DRP for water quality management at Teck Coal to $394 million, which is an increase of approximately $244 million compared to December 31, 2016. This increase in the DRP does not affect earnings, as the adjustment is recorded through our DRP asset, within property, plant and equipment. The DRP includes water quality management costs based on mining activities up to December 31, 2017 and does not incorporate future mining activities, as required by IFRS. The water quality management costs included in our DRP extend for periods up to 100 years and are discounted using a nominal discount rate of 6.82% as at December 31, 2017. The cash flow estimates are inflated at a rate of 2.00%.

Current and Deferred Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of the tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

Management’s Discussion and Analysis	49

Adoption of New Accounting Standards and Accounting Developments

Accounting Developments

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation, and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis, and we will apply the full retrospective approach in restating our prior period financial information. This restated information will be disclosed in our financial statements for the first quarter ended March 31, 2018.

As at December 31, 2017, we have substantially completed our review and analysis of IFRS 15 and the effect on our financial statements. Based on our analysis, we do not expect the timing and amount of our revenue from product sales to be significantly different under IFRS 15. The only exception to this would be for steelmaking coal sales when we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full parcel and accordingly, we cannot recognize revenue until the full parcel is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full parcel. In our transition adjustments, this timing difference will result in the reversal of $61 million of revenue recognized in the year ended December 31, 2017. This revenue will be recognized in the first quarter ended March 31, 2018 under IFRS 15. We will also adjust our inventory and cost of sales associated with these sales, as required.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts, and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. This change would reduce the revenue recognized for the year ended December 31, 2017, by approximately $76 million as a result of the presentation of steelmaking coal sales revenue net of ocean freight costs. There will be no effect on our gross profit, as these freight costs will be netted against revenue and not presented within cost of sales.

We have assessed the effects of IFRS 15 on our gold and silver streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. We have concluded that under IFRS 15, the gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we will recognize the deferred consideration of $755 million recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017, and will present our restated financial information in our first quarter financial statements as at March 31, 2018.

50	Teck 2017 Annual Report | Horizons

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. This election will result in a reclassification of a $41 million loss from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

We have also completed a review of our expected credit losses on our trade receivables. We do not expect to record an adjustment relating to the implementation of the expected credit loss model for our trade receivables as the expected credit losses are not considered material, based on our review at the time of transition. We have implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9.

We have elected not to adopt the hedging requirements of IFRS 9 as at January 1, 2018.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019. We are currently assessing and

Management’s Discussion and Analysis	51

quantifying the effect of this standard on our financial statements. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect a reduction in our cost of sales, as operating lease expense will be presented as depreciation expense and finance expense.

Outstanding Share Data

As at February 13, 2018, there were 565.7 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were 22 million employee stock options outstanding, with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments, and the terms of their conversion, is set out in Note 23 to our 2017 consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total

Principal and interest payments on debt	$374	$720	$1,745	$8,444	$11,283

Operating leases(1)	93	107	72	327	599

Capital leases	51	80	54	554	739

Minimum purchase obligations(2)

Concentrate, equipment, supply and other purchases	835	165	47	52	1,099

Shipping and distribution	451	616	550	1,164	2,781

Energy contracts	149	324	508	4,891	5,872

NAB PILT and VIF payments(7)	33	74	70	64	241

Pension funding(3)	28	–	–	–	28

Other non-pension post-retirement benefits(4)	14	33	36	372	455

Decommissioning and restoration provision(5)	83	102	91	1,568	1,844

Other long-term liabilities(6)	50	94	24	26	194

Project commitments for Fort Hills	196	–	–	–	196

	$2,357	$2,315	$3,197	$17,462	$25,331

Notes:

(1)	We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million for the next 15 years and US$6 million for the following seven years and are subject to deferral and abatement for force majeure events.
(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)	As at December 31, 2017, the company had a net pension asset of $242 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2018 in respect of defined benefit pension plans is $28 million. The timing and amount of additional funding after 2018 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
(4)	We had a discounted, actuarially determined liability of $455 million in respect of other non-pension post-retirement benefits as at December 31, 2017. Amounts shown are estimated expenditures in the indicated years.
(5)	We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.32% and 6.82% and an inflation factor of 2.00%.
(6)	Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)	In April 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost, less accumulated depreciation. This agreement expires on December 31, 2025. In April 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2018–2025 having minimum payments of $4 million and maximum payments of $8 million. The agreement expires on December 31, 2025.

52	Teck 2017 Annual Report | Horizons

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2017.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2017, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net-debt to net-debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Cash unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information, as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

Management’s Discussion and Analysis	53

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average LME prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

The adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper and zinc operations are defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization, as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper and zinc, we also deduct the costs of by-products and co-products. For zinc operations, we also deduct royalty costs. Total cash unit costs include the smelter and refining allowances added back in when determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper and zinc in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co-product and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net-debt to net-debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe that they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and have been applied on a consistent basis as appropriate. We disclose these measures because we believe that they assist readers in understanding the results of our operations and financial position; they are also meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Per share amounts)	2017	2016
Earnings per share	$4.34	$1.80
Add (deduct):

Debt repurchase (gains) losses	0.28	(0.07)

Debt prepayment option gain	(0.06)	(0.15)

Asset sales and provisions	(0.05)	(0.09)

Foreign exchange (gains) losses	(0.01)	(0.08)

Collective agreement charges	0.05	0.07

Break fee in respect of Waneta Dam sale	0.04	–

Environmental provisions	0.10	–

Asset impairments (reversals)	(0.17)	0.38

Tax and other items	(0.07)	0.05
Adjusted earnings per share	$4.45	$1.91

54	Teck 2017 Annual Report | Horizons

Reconciliation of Net Debt to EBITDA Ratio

	2017	2016

Profit attributable to shareholders	$2,509	$1,040

Finance expense net of finance income	212	338

Provision for income taxes	1,438	587

Depreciation and amortization	1,467	1,385

EBITDA	$5,626	$3,350

Total debt at period end	$6,369	$8,343

Less: cash and cash equivalents at period end	(952)	(1,407)

Net debt	$5,417	$6,936

Debt to EBITDA ratio	1.1	2.5

Net Debt to EBITDA ratio	1.0	2.1

Reconciliation of EBITDA and Adjusted EBITDA

($ in millions)	2017	2016

Profit attributable to shareholders	$2,509	$1,040

Finance expense net of finance income	212	338

Provision for income taxes	1,438	587

Depreciation and amortization	1,467	1,385

EBITDA	$5,626	$3,350

Add (deduct):

Debt repurchase (gains) losses	216	(49)

Debt prepayment option (gains) losses	(51)	(113)

Asset sales and provisions	(35)	(67)

Foreign exchange (gains) losses	(5)	(46)

Collective agreement charges	41	64

Break fee in respect of Waneta Dam sale	28	–

Environmental provisions	81	–

Asset impairments (reversals)	(163)	294

Tax and other items	(41)	35

Adjusted EBITDA	$5,697	$3,468

Management’s Discussion and Analysis	55

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2017	2016	2015

Gross profit	$4,629	$2,396	$1,279

Depreciation and amortization	1,467	1,385	1,366

Gross profit before depreciation and amortization	$6,096	$3,781	$2,645

Reported as:

Steelmaking coal	$3,769	$2,007	$906

Copper

Highland Valley Copper	213	268	449

Antamina	670	409	412

Quebrada Blanca	50	24	(19)

Carmen de Andacollo	222	86	86

Duck Pond	–	–	(3)

Other	(1)	1	6

	$1,154	$788	$931

Zinc

Trail Operations	209	241	205

Red Dog	971	749	600

Pend Oreille	19	–	(9)

Other	(26)	(6)	9

	$1,173	$984	$805

Energy	$–	$2	$3

Gross profit before depreciation and amortization	$6,096	$3,781	$2,645

56	Teck 2017 Annual Report | Horizons

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Cost of sales as reported	$3,108	$2,765

Less:

Transportation	(978)	(919)

Depreciation and amortization	(725)	(628)

Inventory write-down	–	(5)

Collective agreement charge	–	(49)

Adjusted cash cost of sales	$1,405	$1,164

Tonnes sold (millions)	26.8	27.0

Per unit costs — CAD$/tonne

Adjusted cash cost of sales	$52	$43

Transportation	37	34

Collective agreement charge	–	2

Cash unit costs — CAD$/tonne	$89	$79

US$ amounts

Average exchange rate (CAD$ per US$1.00)	$1.30	$1.33

Per unit costs — US$/tonne(1)

Adjusted cash cost of sales	$40	$32

Transportation	28	26

Collective agreement charge	–	2

Cash unit costs — US$/tonne	$68	$60

Note:

(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

Management’s Discussion and Analysis	57

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Revenue as reported	$ 2,400	$ 2,007

By-product revenue (A)(1)	(378)	(187)

Smelter processing charges	180	208

Adjusted revenue	$ 2,202	$ 2,028

Cost of sales as reported	$ 1,782	$ 1,817

Less:

Depreciation and amortization	(536)	(598)

Inventory reversal (write-down)	(12)	23

Labour settlement charges	(15)	(15)

By-product cost of sales (B)(1)	(54)	(28)

Adjusted cash cost of sales	$ 1,189	$ 1,199

Payable pounds sold (millions) (C)	604.4	695.6

Adjusted per unit cash costs — CAD$/pound

Adjusted cash cost of sales	$ 1.97	$ 1.72

Smelter processing charges	0.30	0.30

Total cash unit costs — CAD$/pound (D)	$ 2.27	$ 2.02

Cash margin for by-products — CAD$/pound ((A–B)/C)(1)	(0.54)	(0.23)

Net cash unit cost CAD$/pound(2)	$ 1.73	$ 1.79

US$ amounts

Average exchange rate (CAD$ per US$1.00)	$ 1.30	$ 1.33

Adjusted per unit costs – US$/pound(3)

Adjusted cash cost of sales	$ 1.52	$ 1.30

Smelter processing charges	0.23	0.22

Total cash unit costs — US$/pound	$ 1.75	$ 1.52

Cash margin for by-products — US$/pound(1)	(0.42)	(0.17)

Net cash unit costs — US$/pound	$ 1.33	$ 1.35

Notes:

(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
(2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb. equivalent.

58	Teck 2017 Annual Report | Horizons

Zinc Unit Cost Reconciliation (mining operations — (1))

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Revenue as reported	$ 3,496	$ 3,147

Less: Trail Operations revenues as reported	(2,266)	(2,049)

Other revenues as reported	(8)	(7)

Add back: Inter-segment as reported	635	430

	$ 1,857	$ 1,521

By-product revenues (A)(2)	(400)	(341)

Smelter processing charges	339	363

Adjusted revenue	$ 1,796	$ 1,543

Cost of sales as reported	$ 2,529	$ 2,317

Less: Trail Operations cost of sales as reported	(2,135)	(1,871)

Other costs as reported	(34)	(13)

Add back: Inter-segment as reported	635	430

	995	863

Less:

Depreciation and amortization	(128)	(91)

Royalty costs	(412)	(282)

By-product cost of sales (B)(2)	(77)	(91)

Adjusted cash cost of sales	$ 378	$ 399

Payable pounds sold (millions) (C)	1,060.9	1,189.2

Adjusted per unit costs — CAD$/pound

Adjusted cash cost of sales	$ 0.35	$0.34

Smelter processing charges	0.32	0.30

Total cash unit costs — CAD$/pound	$ 0.67	$ 0.64

Cash margin for by-products — CAD$/pound ((A–B)/C)(2)	(0.30)	(0.21)

Net cash unit cost CAD$/pound(3)	$ 0.37	$ 0.43

US$ amounts

Average exchange rate (CAD$ per US$1.00)	$ 1.30	$ 1.33

Adjusted per unit costs — US$/pound(4)

Adjusted cash cost of sales	$ 0.27	$ 0.25

Smelter processing charges	0.25	0.23

Total cash unit costs — US$/pound	$ 0.52	$ 0.48

Cash margin for by-products — US$/pound(2)	(0.24)	(0.16)

Net cash unit cost US$/pound	$ 0.28	$ 0.32

Notes:

(1)	Red Dog and Pend Oreille.
(2)	By-products includes both by-products and co-products.
(3)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization and royalty costs.
(4)	Average period exchange rates are used to convert to US$/lb. equivalent.

Management’s Discussion and Analysis	59

Quarterly Reconciliation

($ in millions)	2017				2016

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Profit attributable to shareholders	$760	$600	$577	$572	$697	$234	$15	$94

Finance expense, net of finance income	39	39	58	76	82	86	82	88

Provision for income taxes	408	355	330	345	395	119	47	26

Depreciation and amortization	373	395	358	341	387	365	324	309

EBITDA	$1,580	$1,389	$1,323	$1,334	$1,561	$804	$468	$517

60	Teck 2017 Annual Report | Horizons

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document, include estimates, forecasts and statements as to management’s expectations with respect to, among other things, anticipated future production at our business units, products and individual operations (including our long-term production guidance), cost and spending guidance for our business units and individual operations, production and sales forecasts for our products and operations, our expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), forecast capital expenditures and capital spending, mine lives and the expected life of our various operations, expected prices and demand for our products, expected receipt of regulatory approvals and timing thereof, expected receipt of pre-feasibility studies, feasibility studies and other studies and the timing thereof, plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, planned activities, costs and outcomes of our various projects and investments, including, but not limited to, those described in the discussions of our operations, the effect of currency exchange rates and commodity price changes, our strategies and objectives, our expectations for the general market for our commodities, future trends for the company, expectation that the Baldy Ridge Extension mining will extend the current life of Elkview and increase its production of high-quality coal and timing of first coal release, expectation that the Swift area mining at Fording will sustain the operations’ current production levels in the future, timing and cost of Line Creek AWTF modifications, Elk Valley Water Quality Plan spending guidance, including projected 2018 capital spending and other capital spending guidance, expected operating costs associated with the Plan, timing of AWTF construction and projected number of AWTFs required, expectations regarding the additional treatment steps associated with the water quality plan and related benefits, operating cost increase guidance associated with the Plan, potential for saturated fills to reduce capital and operating costs associated with active water treatment, our expectation that will be able to increase total production at our Elk Valley operations to compensate for the closure of Coal Mountain and will increase the mine lives of our other operations, amount of lost production at Elkview and cost to repair the dryer, anticipated mine life for our operations, expectation that Neptune can expand operations to over 18.5 million tonnes per year and improve the global competitiveness and responsiveness of our steelmaking coal production portfolio long-term, expectation that steelmaking coal production from 2019 to 2021 is expected to be higher than 2018, anticipated benefits and timing of our ball mill project at Highland Valley, the statement that there is potential to extend cathode production at Andacollo past 2018, expectations regarding the Quebrada Blanca Phase 2 project, including expectations regarding capacity, mine life, reserve and resources, regulatory approvals, projected expenditures and timing of any development decision in respect thereof, expected spending and activities on our Project Satellite properties, the anticipated benefits of the Red Dog mill upgrade project and the associated timing and cost, the timing of closing of the sale of Waneta Dam and expectation that the sale of Waneta Dam will close, the potential to expand the Pend Oreille mine life, benefits of the new acid plant at our Trail Operations and the timing thereof, the expected timing and amount of production at the Fort Hills oil sands mining and processing operation capital costs and our expected share of capital cost to complete the Fort Hills project, expectation that Fort Hills will achieve 90% capacity by the end of 2018, Fort Hills anticipated production rate and capacity, our expectations regarding the adequacy of our Fort Hills related logistic arrangements, expectations regarding our ultimate interest in Fort Hills, timing expectations regarding the Frontier review and permitting process as well as anticipated cost to achieve first commercial production, reserve and resources estimates, the statement that Aktigiruq is one of the world’s top undeveloped zinc deposits, the availability of our credit facilities, sources of liquidity and capital resources, statements regarding the impact and sensitivity of our annual profit attributable to shareholders and EBITDA to changes in exchange rates and commodity prices, our expectation that we will fund our commitments from cash on hand and our credit facilities, expectations regarding our dividend policy, including that an annual base dividend will be declared and paid, impact of carbon pricing policies and associated costs, expected impact of United States (U.S.) tax reform, projections and sensitivities under the heading “Commodity Prices and 2018 Production”, all guidance appearing in this document appearing in this documentation including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, including our estimate of reduction in current taxes, forecast and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business, regulatory and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production, and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port services, for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners and joint venturers. Assumptions regarding the Elk Valley Water Quality Plan include assumption that additional treatment will be effective at scale, and that the technology and facilities operate as expected., as well as additional assumptions discussed under the heading “Steelmaking Coal — Elk Valley Water Management” and in the footnotes to our Guidance section. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan,

Management’s Discussion and Analysis	61

assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Statements regarding our share of expected capital costs are also based on our current interest in the project. Statements regarding Aktigiruq assume that future geological works will support, and be consistent with, the Aktigiruq exploration results. Assumptions regarding the impact of U.S. tax reform include assumptions regarding profitability of our U.S. operations and there being no negative regulatory developments in the implementation of the U.S. tax reforms. Assumptions regarding the impact of foreign exchange and commodity prices are based on 2018 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign or domestic governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations (including but not limited to port, rail and other logistics providers), changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the related capital project to be completed as currently anticipated. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Management’s Discussion and Analysis — Steelmaking Coal — Elk Valley Water Management”. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Closing of the Waneta Dam transaction depends on approvals from third-parties that we do not control and if all required approvals are not received in a timely manner, the timing and ability to close will be jeopardized. Further Aktigiruq exploration might not support or be consistent with the Aktigiruq exploration target results.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates, are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2017, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information regarding our material mining projects in this annual report was approved by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

Contingent Resource Disclosure

The contingent bitumen resources at Frontier have been prepared by Sproule Unconventional Limited, a qualified resources evaluator, in accordance with the guidelines set out in the Canadian Oil and Gas Evaluation Handbook. The Sproule estimates of contingent resources have not been adjusted for risk based on the chance of development (85% chance of development risk). There is uncertainty that any of these resources will be commercially viable to produce any portion of the resources. Contingent bitumen resources are defined for this purpose as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The entire contingent bitumen resources for Frontier oil sands mine are sub-classified into the development pending project maturity sub-class as extensive pre-development work has been completed. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that the Frontier project will produce any portion of the volumes currently classified as contingent resources. The primary contingencies that currently prevent the classification of the contingent resources disclosed above for the Frontier project as reserves include project economics due to the uncertainty in oil price and uncertainty in exchange rate; uncertainties around receiving regulatory approval to develop the project; potential issues regarding social licence for oil sands mining generally and climate change policy costs. In addition, there would be a need for approval of a decision to proceed to construction of the project by Teck. The Frontier project is based on a development study. The recovery technology at Frontier is expected to be a paraffinic froth treatment process. The total cost required to achieve first commercial production has been estimated by the resources evaluator at $16.2 billion.

62	Teck 2017 Annual Report | Horizons

Consolidated Financial Statements
For the Years Ended December 31, 2017 and 2016
Consolidated Financial Statements 63

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Donald R. Lindsay

President and Chief Executive Officer

Ronald A. Millos

Senior Vice President, Finance and Chief Financial Officer

February 14, 2018

64	Teck 2017 Annual Report | Horizons

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting, included in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in

Consolidated Financial Statements	65

accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

February 14, 2018

Vancouver, Canada

We have served as the Company’s auditor since 1964.

66	Teck 2017 Annual Report | Horizons

Consolidated Statements of Income Years ended December 31

(CAD$ in millions, except for share data)	2017	2016

Revenues	$12,048	$9,300

Cost of sales	(7,419)	(6,904)

Gross profit	4,629	2,396

Other operating income (expenses)

General and administration	(116)	(99)

Exploration	(58)	(51)

Research and development	(55)	(30)

Impairment reversal and (asset impairments) (Note 6)	163	(294)

Other operating expense (Note 7)	(230)	(197)

Profit from operations	4,333	1,725

Finance income (Note 8)	17	16

Finance expense (Note 8)	(229)	(354)

Non-operating income (expense) (Note 9)	(151)	239

Share of income of associates and joint ventures (Note 14)	6	2

Profit before taxes	3,976	1,628

Provision for income taxes (Note 19)	(1,438)	(587)

Profit for the year	$2,538	$1,041

Profit attributable to:

Shareholders of the company	$2,509	$1,040

Non-controlling interests	29	1

Profit for the year	$2,538	$1,041

Earnings per share (Note 23(f))

Basic	$4.34	$1.80

Diluted	$4.28	$1.78

Weighted average shares outstanding (millions)	577.5	576.4

Shares outstanding at end of year (millions)	573.3	576.9

The accompanying notes are an integral part of these financial statements.

Consolidated Financial Statements	67

Consolidated Statements of Comprehensive Income Years ended December 31

(CAD$ in millions)	2017	2016

Profit for the year	$2,538	$1,041

Other comprehensive income (loss) in the year

Items that may be reclassified to profit

Currency translation differences (net of taxes of $(46) and $(27))	(155)	(21)

Change in fair value of available-for-sale financial instruments (net of taxes of $2 and $(2))	(10)	16

Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(1)	1

	(166)	(4)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(55) and $(7))	129	19

Total other comprehensive income (loss) for the year	(37)	15

Total comprehensive income for the year	$2,501	$1,056

Total other comprehensive income (loss) attributable to:

Shareholders of the company	$(29)	$15

Non-controlling interests	(8)	–

	$(37)	$15

Total comprehensive income attributable to:

Shareholders of the company	$2,480	$1,055

Non-controlling interests	21	1

	$2,501	$1,056

The accompanying notes are an integral part of these financial statements.

68	Teck 2017 Annual Report | Horizons

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)	2017	2016

Operating activities

Profit for the year	$2,538	$1,041

Depreciation and amortization	1,467	1,385

Provision for income taxes	1,438	587

Asset impairments and (impairment reversal)	(163)	294

Gain on sale of investments and assets	(51)	(96)

Foreign exchange gains	(5)	(46)

Loss (gain) on debt repurchase	216	(49)

Gain on debt prepayment options	(51)	(113)

Finance expense	229	354

Income taxes paid	(879)	(272)

Other	233	331

Net change in non-cash working capital items	94	(360)

	5,066	3,056

Investing activities

Property, plant and equipment	(1,621)	(1,416)

Capitalized production stripping costs	(678)	(477)

Expenditures on financial investments and other assets	(309)	(114)

Proceeds from the sale of investments and other assets	109	170

	(2,499)	(1,837)

Financing activities

Issuance of debt	–	1,567

Repurchase and repayment of debt	(1,929)	(2,560)

Debt interest and finance charges paid	(495)	(571)

Issuance of Class B subordinate voting shares	26	8

Purchase and cancellation of Class B subordinate voting shares	(175)	–

Dividends paid	(344)	(58)

Distributions to non-controlling interests	(56)	(21)

	(2,973)	(1,635)

Effect of exchange rate changes on cash and cash equivalents	(49)	(64)

Decrease in cash and cash equivalents	(455)	(480)

Cash and cash equivalents at beginning of year	1,407	1,887

Cash and cash equivalents at end of year	$952	$1,407

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these financial statements.

Consolidated Financial Statements	69

Consolidated Balance Sheets

(CAD$ in millions)	December 31, 2017	December 31, 2016

Assets

Current assets

Cash and cash equivalents (Note 10)	$952	$1,407

Current income taxes receivable	48	97

Trade accounts receivable	1,791	1,585

Inventories (Note 11)	1,637	1,673

Assets held for sale (Note 12)	350	–

	4,778	4,762

Financial and other assets (Note 13)	1,051	1,034

Investments in associates and joint ventures (Note 14)	943	1,012

Property, plant and equipment (Note 6 and Note 15)	29,045	27,595

Deferred income tax assets (Note 19)	154	112

Goodwill (Note 6 and Note 16)	1,087	1,114

	$37,058	$35,629

Liabilities and Equity

Current liabilities

Trade accounts payable and other liabilities (Note 17)	$2,313	$1,902

Current income taxes payable	273	199

Debt (Note 18)	55	99

	2,641	2,200

Debt (Note 18)	6,314	8,244

Deferred income tax liabilities (Note 19)	5,398	4,896

Deferred consideration (Note 20)	651	723

Retirement benefit liabilities (Note 21)	552	643

Other liabilities and provisions (Note 22)	1,977	1,322
	17,533	18,028

Equity

Attributable to shareholders of the company	19,383	17,442

Attributable to non-controlling interests (Note 24)	142	159

	19,525	17,601

	$37,058	$35,629

Contingencies (Note 25)

Commitments (Note 26)

Approved on behalf of the Board of Directors

Tracey L. McVicar	Warren S.R. Seyffert
Tracey L. McVicar	Warren S.R. Seyffert, Q.C.
Chair of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

70	Teck 2017 Annual Report | Horizons

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2017	2016
Class A common shares (Note 23)

Beginning of year	$7	$7
Class A share conversion (Note 23(b))	(1)	–
End of year	6	7

Class B subordinate voting shares (Note 23)
Beginning of year	6,637	6,627
Share repurchases (Note 23(h))	(69)	–
Issued on exercise of options (Note 23(c))	34	10
Class A shares conversion (Note 23(b))	1	–
End of year	6,603	6,637

Retained earnings
Beginning of year	10,183	9,174
Profit for the year attributable to shareholders of the company	2,509	1,040
Dividends declared (Note 23(g))	(344)	(58)
Share repurchases (Note 23(h))	(106)	–
Purchase of non-controlling interests	(63)	8
Remeasurements of retirement benefit plans	129	19
End of year	12,308	10,183

Contributed surplus
Beginning of year	193	173
Share option compensation expense (Note 23(c))	17	22
Transfer to Class B subordinate voting shares on exercise of options	(8)	(2)
End of year	202	193

Accumulated other comprehensive income attributable to shareholders of the company (Note 23(e))
Beginning of year	422	426
Other comprehensive income (loss)	(29)	15
Less remeasurements of retirement benefit plans recorded in retained earnings	(129)	(19)
End of year	264	422

Non-controlling interests (Note 24)
Beginning of year	159	230
Profit for the year attributable to non-controlling interests	29	1
Other comprehensive loss attributable to non-controlling interests	(8)	–
Purchase of non-controlling interests	–	(46)
Acquisition of AQM Copper Inc.	18	–
Other	–	(5)
Dividends or distributions	(56)	(21)
End of year	142	159
Total equity	$19,525	$17,601

The accompanying notes are an integral part of these financial statements.

Consolidated Financial Statements	71

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and lead. We also produce precious metals, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. Our energy assets include a partnership interest in an oil sands development project that is being commissioned and certain oil sands leases.

Teck Resources Limited is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	Basis of Preparation and New IFRS Pronouncements

a)	Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 14, 2018.

b)	New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective at the date of these financial statements are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation, and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis, and we will apply the full retrospective approach in restating our prior period financial information. This restated information will be disclosed in our financial statements for the first quarter ended March 31, 2018.

As at December 31, 2017, we have substantially completed our review and analysis of IFRS 15 and the effect on our financial statements. Based on our analysis, we do not expect the timing and amount of our revenue from product sales to be significantly different under IFRS 15. The only exception to this would be for steelmaking coal sales where we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full shipment and accordingly, we cannot recognize revenue until the full shipment is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full shipment. In our transition adjustments, this timing difference will result in the reversal of $61 million of revenue recognized in the year ended December 31, 2017. This revenue will be recognized in the first quarter ended March 31, 2018 under IFRS 15. We will also adjust our inventory and cost of sales associated with these sales, as required.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to these freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales

72	Teck 2017 Annual Report | Horizons

contracts and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. This change would reduce the revenue recognized for the year ended December 31, 2017, by approximately $76 million as a result of the presentation of steelmaking coal sales revenue net of ocean freight costs. There will be no effect on our gross profit as these freight costs will be netted against revenue and not presented within cost of sales.

We have assessed the effects of IFRS 15 on our silver and gold streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Compañia Minera Antamina (Antamina) and Compañia Minera Teck Carmen de Andacollo (Carmen de Andacollo), respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. Under the recognition and measurement principles of IFRS 15, the gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we will recognize the deferred consideration of $755 million recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017 and will present our restated financial information in our first quarter financial statements as at March 31, 2018.

Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. This election will result in a reclassification of a $41 million loss from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

Consolidated Financial Statements	73

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

2.	Basis of Preparation and New IFRS Pronouncements (continued)

We have also completed a review of our expected credit losses on our trade receivables. We do not expect to record a significant adjustment relating to the implementation of the expected credit loss model for our trade receivables as the expected credit losses are nominal based on our review at the time of transition. We have implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9.

We have elected not to adopt the hedging requirements of IFRS 9 as at January 1, 2018.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019. We are currently assessing and quantifying the effect of this standard on our financial statements. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect an increase in depreciation expense and finance expense.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Teck Washington Incorporated (TWI), Compañia Minera Teck Quebrada Blanca S.A. (Quebrada Blanca) and Carmen de Andacollo.

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share), Fort Hills Energy Limited Partnership (Fort Hills, 20.89% share) and Waneta Dam (66.7% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión (50% share), in Chile that we account for using the equity method (Note 14).

74	Teck 2017 Annual Report | Horizons

During the year ended December 31, 2017, our share of the Fort Hills oil sands project increased from 20% to 20.89% on resolution of a commercial dispute between the Fort Hills partners. We funded an increased share of the project capital in the amount of $120 million, in consideration for the additional interest in the project. Subsequent to December 31, 2017, our share of the Fort Hills oil sands project increased by a further 0.19% to 21.08% for consideration of approximately $25 million.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures”. Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets, such as further investments or dividends.

Our proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Consolidated Financial Statements	75

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue

Recognition

Sales of product, including by-product, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that the economic benefits associated with the sale will flow to us. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer. Royalties related to production are recorded in cost of sales.

For sales of steelmaking coal and a majority of sales of metal concentrates, significant risks and rewards of ownership pass to the customer when the product is loaded onto a carrier specified by the customer. We generally retain title to these products until we receive the first contracted payment, solely to protect the collectibility of the amounts due to us, which are typically received shortly after loading. A minority of metal concentrate sales are made on consignment. For these transactions, significant risks and rewards of ownership pass to the customer at the time the product is consumed in the customer’s processes.

For sales of refined metal, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. For these products, loading generally coincides with the transfer of title.

Pricing agreements

Steelmaking coal is sold under spot or average pricing contracts. The selling price in average pricing contracts is determined based on quoted price assessments over a specific period and the sale may occur before, during or subsequent to this period. For certain of our steelmaking coal contracts, prices are determined based on quoted price assessments in a period subsequent to the date of sale. For all steelmaking coal sales under average pricing contracts, the price is determined on a provisional basis at the date of sale, and revenue is recorded at that time based on estimated prices. For spot sales contracts, pricing is final when the product is shipped.

76	Teck 2017 Annual Report | Horizons

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale, and revenue is recorded at that time based on estimated prices.

Adjustments are made to customer receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. As a result, the value of our cathode, concentrate and steelmaking coal sales receivables changes as the underlying commodity prices vary, and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the embedded derivative is adjusted each reporting period by reference to forward market prices or published price assessments (for steelmaking coal), and the changes in fair value are recorded as an adjustment to other operating income (expense).

Streaming transactions

The treatment of upfront and ongoing payments received from counterparties under streaming arrangements depends on the specific terms of the arrangement. For arrangements we have entered into to date, we consider these transactions to be a disposition of a portion of the associated mineral properties, and therefore do not recognize revenue for payments received under these arrangements. Any deferred consideration recorded for streaming transactions and any ongoing payments received from our streaming transactions are recognized in profit as a reduction of cost of sales as deliveries are made under the respective streaming transaction.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as loans and receivables. Cash equivalents are classified as available-for-sale.

Trade receivables and payables

Trade receivables and payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectible amounts.

Investments in marketable securities

Investments in marketable securities are classified as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (loss) until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in non-operating income (expense) for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, that loss cannot be reversed through profit in future periods prior to sale.

Debt

Debt is initially recorded at fair value, less transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Consolidated Financial Statements	77

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Derivative instruments

Derivative instruments, including embedded derivatives, are classified as at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in-process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in-process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in-process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in-process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

78	Teck 2017 Annual Report | Horizons

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

•	Buildings and equipment (not used in production) 2–50 years

•	Plant and equipment (smelting operations) 3–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified, and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Underground mine development costs are depreciated using the block depreciation method, where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource, and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is completed, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is completed, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Consolidated Financial Statements	79

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts are less than the recoverable amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount, and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets and oil sands development costs, when a binding sale agreement is not readily available, fair value less costs of disposal is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form for those operating assets where value in use exceeds the fair value less costs of disposal. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a fair value less costs of disposal calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the existing operation to which they relate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. In addition, we cease capitalization of borrowing costs when there is suspension of activities to prepare an asset for its intended use or sale. Capitalization recommences when the activities are restarted. Capitalized borrowing costs are amortized over the useful life of the related asset.

80	Teck 2017 Annual Report | Horizons

Leased assets

Leased assets from which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Consolidated Financial Statements	81

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling rules and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus in the defined benefit plan and the asset ceiling. The asset ceiling is the funded status of the plan on an accounting basis, less the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in either operating expenses or general and administration expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function, and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted and performance share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) have an additional vesting factor determined by our total shareholder return in comparison to a group of specified companies. PSUs and performance deferred share units (PDSUs) issued in 2017 also have a vesting factor determined by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the life of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

82	Teck 2017 Annual Report | Horizons

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to the provision are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and we are committed, and have the resources, to complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.

Consolidated Financial Statements	83

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

4.	Critical Accounting Estimates and Judgments

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

Impairment Testing

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. Note 6 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management, and at that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. The Fort Hills oil sands project produced first oil in January 2018. We expect the project to be available for use, as defined above, in the first half of 2018.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

84	Teck 2017 Annual Report | Horizons

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment, and we have concluded that we have effectively disposed of the interest in the silver and gold mineral interests at Antamina and Carmen de Andacollo, respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

When the ongoing payment we receive is based on future commodity prices at the date deliveries are made, this may be considered an embedded derivative (Note 28(c)). The valuation of embedded derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income and the carrying value of the decommissioning and restoration provision.

Consolidated Financial Statements	85

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

4.	Critical Accounting Estimates and Judgments (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date (Note 22(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit adjusted discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

During the year ended December 31, 2017, we updated our cost estimates for water quality management in the Elk Valley, including post-closure water quality management costs. These updates have increased our DRP for water quality management at Teck Coal to $394 million, which is an increase of approximately $244 million compared to December 31, 2016. The DRP includes water quality management costs based on mining activities up to December 31, 2017 and does not incorporate future mining activities. The water quality management costs included in our DRP extend for periods up to 100 years and are discounted using a nominal discount rate of 6.82% as at December 31, 2017. The cash flow estimates are inflated at a rate of 2.00%.

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carry-forwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

86	Teck 2017 Annual Report | Horizons

5.	Expenses by Nature

(CAD$ in millions)	2017	2016

Employment-related costs:

Wages and salaries	$899	$858

Employee benefits and other wage-related costs	236	250

Bonus payments	192	162

Post-employment benefits and pension costs	122	112

	1,449	1,382

Transportation	1,331	1,270

Depreciation and amortization	1,467	1,385

Raw material purchases	824	876

Fuel and energy	657	596

Operating supplies consumed	569	558

Maintenance and repair supplies	698	586

Contractors and consultants	570	427

Overhead costs	287	293

Royalties	453	312

Other operating costs	9	13

	8,314	7,698

Less:

Capitalized production stripping costs	(678)	(477)

Change in inventory	12	(137)

Total cost of sales, general and administration, exploration and research and development expenses	$7,648	$7,084

Approximately 28% (2016 — 29%) of our costs are incurred at our foreign operations where the functional currency is the U.S. dollar.

6.	Asset and Goodwill Impairment Testing

a)	Impairment Reversal and Asset Impairments

The following pre-tax impairment reversal and (asset impairments) were recorded in the statement of profit and loss:

Impairment Reversal and (Asset Impairments)

(CAD$ in millions)	2017	2016
Steelmaking coal CGU	$207	$–
Fort Hills oil sands project	–	(222)
Other	(44)	(72)
Total	$163	$(294)

Consolidated Financial Statements	87

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

6.	Asset and Goodwill Impairment Testing (continued)

Steelmaking Coal CGU

As at December 31, 2017, we recorded a pre-tax impairment reversal of $207 million (after-tax $131 million) related to one of the mines in our steelmaking coal CGU. The estimated post-tax recoverable amount of this mine was significantly higher than the carrying value. This impairment reversal arose as a result of changes in short-term and long-term market participant price expectations for steelmaking coal and expected future operating cost estimates included in our annual goodwill impairment testing. The impairment reversal affects the profit (loss) of our steelmaking coal operating segment (Note 27).

Fort Hills Project

For the year ended December 31, 2017, we noted an impairment indicator at Fort Hills and the recoverable amount of the CGU was estimated.

As at December 31, 2017, we did not record an impairment charge for our share of the Fort Hills oil sands project as our estimated post-tax recoverable amount of $3.7 billion approximately equaled our carrying value.

As at December 31, 2016, we recorded a pre-tax impairment charge of $222 million (after-tax $164 million) within our property, plant and equipment balance related to our interest in Fort Hills. This was a result of our estimated post-tax recoverable amount of $2.5 billion being lower than our carrying value.

Cash flow projections used in the 2017 and 2016 analyses were based on current life of mine plans at the testing date and exploration potential and cash flows covered a period of 49 years and 44 years, respectively. We performed impairment testing for Fort Hills in 2017 and 2016 as a result of an increase in development costs associated with the Fort Hills oil sands project.

Other

During the year ended December 31, 2017, we recorded other asset impairments of $44 million relating to Quebrada Blanca assets that will not be recovered through use and will not be used for Quebrada Blanca Phase 2.

During the year ended December 31, 2016, we recorded other asset impairments of $72 million, of which $46 million related to a project at our Trail Operations that will not be completed and $26 million related to the Wintering Hills Wind Power Facility, which was sold in 2017.

Sensitivity Analysis

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in us making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Ignoring the above described interrelationships, in isolation a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $140 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of $50 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $150 million.

88	Teck 2017 Annual Report | Horizons

b)	Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them (Note 16).

In 2017, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 15 to 42 years with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flows cover a period of 29 years, with a steady state thereafter until reserves and resources are exhausted.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 6(c).

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2017 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $6.2 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 14% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

The recoverable amount of Quebrada Blanca exceeded the carrying amount by approximately $1.2 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and the development timeline of Quebrada Blanca Phase 2 project. In isolation, a 6% decrease in the long-term copper price or a 3.5-year delay in the development of the Quebrada Blanca Phase 2 project would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

c)	Key Assumptions

The following are the key assumptions used in our asset impairment, asset impairment reversal and goodwill impairment analyses during the years ended December 31, 2017 and 2016:

	2017	2016
Steelmaking coal prices	Current price used in initial year, decreased to a long-term price in 2022 of US$140 per tonne	Current price used in initial year, decreased to a long-term price in 2021 of US$130 per tonne
Copper prices	Current price used in initial year, decreased to a long-term price in 2022 of US$3.00 per pound	Current price used in initial year, increased to a long-term price in 2021 of US$3.00 per pound
Western Canadian Select (WCS) Oil prices	Current price used in initial year, increased to a long-term price in 2022 of US$57 per barrel	Current price used in initial year, increased to a long-term price in 2021 of US$57 per barrel
Discount rate	5.2% — 5.9%	5.5% — 6.0%
Long-term foreign exchange rate	1 U.S. to 1.25 Canadian dollars	1 U.S. to 1.25 Canadian dollars
Inflation rate	2%	2%

Consolidated Financial Statements	89

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

6.	Asset and Goodwill Impairment Testing (continued)

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for the Fort Hills oil sands project. For the year ended December 31, 2017, we used a discount rate of 5.9% real, 8.0% nominal post-tax (2016 — 5.8% real, 7.9% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2017, we used a discount rate of 5.2% real, 7.3% nominal post-tax (2016 — 5.5% real, 7.6% nominal post-tax) for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2022 onwards for analysis performed in the year ended December 31, 2017 and are from year 2021 onwards for analysis performed in the year ended December 31, 2016.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and on exploration and evaluation work undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

We estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in December 31, 2017 and 2016 (Note 6(a)), we have applied the FVLCD basis. This is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 29).

90	Teck 2017 Annual Report | Horizons

7.	Other Operating Income (Expense)

(CAD$ in millions)	2017	2016

Settlement pricing adjustments (Note 28(b))	$190	$153

Share-based compensation	(125)	(171)

Environmental and care and maintenance costs	(186)	(144)

Social responsibility and donations	(7)	(25)

Gain on sale of assets	35	62

Commodity derivatives (Note 28(b) and Note 28(c))	12	32

Restructuring	(11)	(8)

Take or pay contract costs	(81)	(48)

Break fee in respect of Waneta Dam sale (Note 12)	(28)	–

Other	(29)	(48)

	$(230)	$(197)

8.	Finance Income and Finance Expense

(CAD$ in millions)	2017	2016

Finance income

Investment income	$17	$16

Total finance income	$17	$16

Finance expense

Debt interest	$385	$476

Letters of credit and standby fees	70	62

Net interest expense on retirement benefit plans	12	14

Accretion on decommissioning and restoration provisions (Note 22(a))	81	55

Other	14	13

	562	620

Less capitalized borrowing costs (Note 15(c))	(333)	(266)

Total finance expense	$229	$354

9.	Non-Operating Income (Expense)

(CAD$ in millions)	2017	2016

Foreign exchange gains	$5	$46

Gain on debt prepayment options (Note 28(b))	51	113

Gain on sale of investments	9	34

Gain (loss) on debt repurchases (Note 18(a) and Note 18(b))	(216)	49

Provision for marketable securities	–	(3)

	$(151)	$239

Consolidated Financial Statements	91

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

10.	Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2017	December 31, 2016

Cash and cash equivalents

Cash	$230	$254

Investments with maturities from the date of acquisition of three months or less	722	1,153

	$952	$1,407

(CAD$ in millions)	2017	2016

Net change in non-cash working capital items

Trade accounts receivable	$(250)	$(480)

Inventories	(1)	(86)

Trade accounts payable and other liabilities	345	206

	$94	$(360)

11.	Inventories

(CAD$ in millions)	December 31, 2017	December 31, 2016

Supplies	$563	$586

Raw materials	223	204

Work in-process	529	521

Finished products	430	449

	1,745	1,760

Less long-term portion (Note 13)	(108)	(87)

	$1,637	$1,673

Cost of sales of $7.4 billion (2016 — $6.9 billion) include $6.7 billion (2016 — $6.3 billion) of inventories recognized as an expense during the year.

Total inventories held at net realizable value amounted to $17 million at December 31, 2017 (December 31, 2016 — $53 million). Total inventory write-downs in 2017 were $20 million (2016 — $7 million) and were included as part of cost of sales. Total reversals of inventory write-downs previously recorded were $30 million in 2017 (2016 — $23 million) as a result of an increase in net realizable value primarily relating to commodity price increases. These reversals were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

92	Teck 2017 Annual Report | Horizons

12.	Assets Held for Sale

During the year ended December 31, 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). Under the agreement, we were granted a 20-year lease with an option to extend for an additional 10 years to use Fortis’ two-thirds interest in the Waneta Dam, which entitles us to power for our Trail Operations. During the third quarter of 2017, BC Hydro exercised their right of first offer in respect of this transaction on materially the same terms. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents and is not expected to close before the third quarter of 2018. During the year, we paid a break fee of $28 million to Fortis, which was recorded as part of other operating income (expense) (Note 7).

We have reclassified the carrying value of the Waneta Dam and related transmission assets to “assets held for sale” and ceased depreciation on these assets in accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. There were no adjustments required to the carrying amount of the Waneta Dam assets on reclassification to assets held for sale as the FVLCD exceeded the carrying amount.

The Waneta Dam is a hydroelectric dam that is located near the Trail smelter. We hold a two-thirds interest in the Waneta Dam and report this asset in our zinc operating segment (Note 27).

13.	Financial and Other Assets

(CAD$ in millions)	December 31, 2017	December 31, 2016

Long-term receivables and deposits	$209	$249

Available-for-sale marketable equity and debt securities carried at fair value	156	163

Debt prepayment options (Note 28(c))	108	139

Derivative assets	12	1

Pension plans in a net asset position (Note 21(a))	339	283

Long-term portion of inventories (Note 11)	108	87

Intangibles	76	74

Other	43	38

	$1,051	$1,034

14.	Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total

At January 1, 2016	$959	$58	$1,017

Contributions	13	8	21

Changes in foreign exchange rates	(28)	(1)	(29)

Share of income	2	–	2

Share of other comprehensive income	–	1	1

At December 31, 2016	$946	$66	$1,012

Contributions	43	4	47

Changes in foreign exchange rates	(64)	1	(63)

Share of income	4	2	6

Share of other comprehensive income	–	(1)	(1)

Acquisition of AQM Copper Inc.	–	(58)	(58)

At December 31, 2017	$929	$14	$943

Consolidated Financial Statements	93

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

15.	Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total

At December 31, 2015

Cost	$1,600	$18,001	$13,208	$3,761	$3,186	$39,756

Accumulated depreciation	–	(4,776)	(6,574)	(1,615)	–	(12,965)

Net book value	$1,600	$13,225	$6,634	$2,146	$3,186	$26,791

Year ended December 31, 2016

Opening net book value	$1,600	$13,225	$6,634	$2,146	$3,186	$26,791

Additions	24	47	173	531	1,112	1,887

Disposals	–	–	(10)	–	–	(10)

Asset impairments (Note 6)	–	–	(26)	–	(268)	(294)

Depreciation and amortization	–	(356)	(657)	(500)	–	(1,513)

Transfers between classifications	–	–	276	–	(276)	–

Decommissioning and restoration provision change in estimate	–	633	26	–	–	659

Capitalized borrowing costs	–	91	–	–	175	266

Other	(9)	–	(6)	–	–	(15)

Changes in foreign exchange rates	(2)	(78)	(58)	(16)	(22)	(176)

Closing net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

At December 31, 2016

Cost	$1,613	$18,667	$13,517	$4,269	$3,907	$41,973

Accumulated depreciation	–	(5,105)	(7,165)	(2,108)	–	(14,378)

Net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

94	Teck 2017 Annual Report | Horizons

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
Year ended December 31, 2017

Opening net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

Additions	171	174	562	742	1,284	2,933

Disposals	–	–	(67)	–	–	(67)

Impairment reversal and (asset impairments) (Note 6)	–	207	(44)	–	–	163

Depreciation and amortization	–	(368)	(640)	(566)	–	(1,574)

Transfers between classifications	–	(8)	104	–	(96)	–

Decommissioning and restoration provision change in estimate	–	501	24	–	–	525

Capitalized borrowing costs	–	102	–	–	231	333

Reclass of Waneta Dam and other	–	40	(394)	–	–	(354)

Changes in foreign exchange rates	(10)	(240)	(155)	(39)	(65)	(509)

Closing net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

At December 31, 2017

Cost	$1,774	$19,329	$12,948	$4,561	$5,261	$43,873

Accumulated depreciation	–	(5,359)	(7,206)	(2,263)	–	(14,828)

Net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

a)	Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include Galore Creek and non-Fort Hills oil sands properties in Alberta.

b)	Finance Leases

The net carrying value of property, plant and equipment held under finance lease (Note 18(c)) at December 31, 2017 is $406 million (2016 — $220 million), of which $192 million (2016 — $220 million) is included in land, buildings, plant and equipment and $214 million (2016 — $nil) is included in construction in progress for our share of the pipeline leases of the Fort Hills oil sands project. Ownership of leased assets remains with the lessor.

c)	Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. These projects are shown as part of mineral properties and leases, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2017 was 5.8% (2016 — 5.7%).

Consolidated Financial Statements	95

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

16.	Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total

January 1, 2016	$702	$425	$1,127

Changes in foreign exchange rates	–	(13)	(13)

December 31, 2016	$702	$412	$1,114

Changes in foreign exchange rates	–	(27)	(27)

December 31, 2017	$702	$385	$1,087

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 6(b) and 6(c).

17.	Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2017	December 31, 2016

Trade accounts payable and accruals	$1,150	$986

Capital project accruals	149	142

Payroll-related liabilities	420	252

Accrued interest	120	148

Commercial and government royalties	296	246

Customer deposits	19	18

Current portion of provisions (Note 22(a))	133	71

Current portion of deferred consideration (Note 20)	23	32

Other	3	7

	$2,313	$1,902

96	Teck 2017 Annual Report | Horizons

18.	Debt

($ in millions)	December 31, 2017			December 31, 2016

	Face Value (US$)	Carrying Value (CAD$)	Fair Value (CAD$)	Face Value (US$)	Carrying Value (CAD$)	Fair Value (CAD$)

3.15% notes due January 2017	$–	$–	$–	$34	$45	$45

3.85% notes due August 2017	–	–	–	16	21	21

2.5% notes due February 2018	22	28	28	22	30	30

3.0% notes due March 2019 (a)	–	–	–	278	372	375

4.5% notes due January 2021 (a)	220	274	285	500	668	685

8.0% notes due June 2021 (a)(b)	–	–	–	650	866	963

4.75% notes due January 2022 (a)	672	841	884	700	936	951

3.75% notes due February 2023 (a)(b)	646	804	818	670	891	858

8.5% notes due June 2024 (b)	600	753	853	600	806	935

6.125% notes due October 2035 (b)	609	751	865	609	804	801

6.0% notes due August 2040 (b)	491	613	686	491	658	623

6.25% notes due July 2041 (b)	795	986	1,144	795	1,055	1,043

5.2% notes due March 2042 (b)	399	494	502	399	528	477

5.4% notes due February 2043 (b)	377	468	481	377	500	450

	4,831	6,012	6,546	6,141	8,180	8,257

Antamina term loan due April 2020	23	28	28	23	30	30

Finance lease liabilities (c)	250	313	313	86	115	115

Other	13	16	16	13	18	18

	5,117	6,369	6,903	6,263	8,343	8,420

Less current portion of debt	(45)	(55)	(55)	(74)	(99)	(99)

	$5,072	$6,314	$6,848	$6,189	$8,244	$8,321

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 29).

Consolidated Financial Statements	97

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

18.	Debt (continued)

a)	Debt Transactions — 2017

During the year ended December 31, 2017, we purchased US$1.26 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open-market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021 (June 2021 notes), US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) (Note 9) in connection with these purchases for the year ended December 31, 2017. The accounting charge of $216 million included $75 million relating to the write-off of the prepayment option recorded in other assets for the June 2021 notes (Note 28(c)).

b)	Debt Transactions — 2016

In 2016, we purchased US$759 million aggregate principal amount of our outstanding notes through private and open market purchases. The principal amount of notes purchased was US$80 million of 3.75% notes due 2023, US$91 million of 6.125% notes due 2035, US$159 million of 6.00% notes due 2040, US$205 million of 6.25% notes due 2041, US$101 million of 5.20% notes due 2042 and US$123 million of 5.40% notes due 2043. The total cost of the purchases was US$693 million. We recorded a pre-tax accounting gain of $76 million (after-tax $67 million) in non-operating income (expense) (Note 9) in connection with these purchases for the year ended December 31, 2016.

In 2016, we issued US$650 million of senior unsecured notes due June 2021 which were repurchased in 2017. We also issued US$600 million of senior unsecured notes due June 2024 (2024 notes). The 2024 notes have a coupon of 8.50% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.49%. These notes were issued at par value and are callable on or after June 1, 2019 at predefined prices based on the date of redemption. Prior to June 1, 2019, the 2024 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest to, but not including, the date of redemption and a make-whole call premium. Our obligations under these notes are guaranteed on a senior unsecured basis by TML, Teck Coal, Teck South American Holdings Ltd. (formerly Teck Financial Corporation Ltd.), TCL U.S. Holdings Ltd., TAK and Highland Valley Copper, each a wholly owned subsidiary of Teck. The 2016 indenture limits the aggregate amount of additional indebtedness for borrowed money that the subsidiary guarantors may guarantee or otherwise incur to 10% of consolidated net tangible assets, subject to certain specified exceptions.

Net proceeds from these issuances in 2016, after underwriting and issuance costs, were US$1.227 billion. We used these proceeds and cash on hand to purchase US$1.25 billion aggregate principal amount of our outstanding notes in 2016 pursuant to cash tender offers. The principal amount of notes purchased in 2016 pursuant to the tender offers was US$266 million of 3.15% notes due 2017, US$284 million of 3.85% notes due 2017, US$478 million of 2.50% notes due 2018 and US$222 million of 3.00% notes due 2019. The total cost of the purchases, including the premium for the purchase, was US$1.267 billion. We recorded a pre-tax accounting charge of $27 million (after-tax $23 million) in non-operating income (expense) on these transactions (Note 9) during the year ended December 31, 2016.

The 2024 notes include a prepayment option that is considered to be an embedded derivative (Note 28(c)).

c)	Finance Lease Liabilities

As at December 31, 2017, the carrying amount of assets under finance leases is $406 million (Note 15(b)) and the corresponding finance lease liabilities are $313 million.

98	Teck 2017 Annual Report | Horizons

Minimum lease payments in respect of finance lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016

Undiscounted minimum finance lease payments:

Less than one year	$51	$34

One to five years	134	43

Thereafter	554	62

	739	139

Effect of discounting	(426)	(24)

Present value of minimum finance lease payments — total finance lease liabilities	313	115

Less current portion	(27)	(33)

Long-term finance lease liabilities	$286	$82

The present value of finance lease liabilities and their expected timing of payment are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016

Less than one year	$48	$34

One to five years	106	39

Thereafter	159	42

Total	$313	$115

Fort Hills has a service agreement with TransCanada Corp. for the operation of the Northern Courier Pipeline to transport bitumen between the Fort Hills oil sands project and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. As at December 31, 2017, our share of the related lease liability was $207 million.

d)	Optional Redemptions

All of our outstanding notes, except the 2024 notes, are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, the 2023, 2042 and 2043 notes issued in 2012 are callable at 100% (plus accrued interest to, but not including, the date of redemption) at any time on or after November 1, 2022, September 1, 2041, and August 1, 2042, respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021, and January 15, 2041, respectively. The January 2021 notes are callable at 100% on or after October 15, 2020, and the 2040 notes are callable at 100% on or after February 15, 2040. The 2024 notes issued during the year ended December 31, 2016, can be redeemed as described in (b).

Consolidated Financial Statements	99

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

18.	Debt (continued)

e)	Revolving Facilities

At December 31, 2017, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until October 2022 and is undrawn at December 31, 2017. The US$1.2 billion facility is available until October 2020 and has an aggregate of US$809 million in outstanding letters of credit drawn against it at December 31, 2017.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities, certain standby letters of credit and hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result, our obligations under these agreements are guaranteed on a senior unsecured basis by TML, Teck Coal, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., TAK and Highland Valley Copper, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. While Teck has non-investment grade credit ratings, amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on our leverage ratio. If and when Teck regains investment grade credit ratings, amounts outstanding under these facilities will bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our total debt-to-capitalization ratio, which was 0.25 to 1.0 at December 31, 2017, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At December 31, 2017, we had an aggregate of US$839 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings and for the power purchase agreements will also be reduced, if, and when, certain project milestones are reached.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2017, we were party to various uncommitted credit facilities providing for a total of $1.46 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.27 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $336 million outstanding at December 31, 2017, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at December 31, 2017, to support current and future reclamation obligations.

f)	Scheduled Principal Payments

At December 31, 2017, the scheduled principal payments excluding finance lease liabilities (c), during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent

2018	$22	$28

2019	–	–

2020	23	28

2021	220	275

2022	672	844

Thereafter	3,930	4,930

	$4,867	$6,105

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g)	Debt Continuity

($ in millions)	US$		CAD$ Equivalent

	2017	2016	2017	2016

As at January 1	$ 6,213	$ 6,961	$ 8,343	$ 9,634
Cash flows

Issuance of debt	–	1,227	–	1,567

Scheduled debt repayments	(49)	–	(64)	–

Debt repurchases	(1,356)	(1,960)	(1,831)	(2,531)

Finance lease payments (c)	(26)	(22)	(34)	(29)

Non-cash changes

Issuance of debt	–	17	–	22

Loss (gain) on debt repurchases (a)(b)	105	(37)	141	(49)

Changes in foreign exchange rates	–	–	(424)	(308)

Finance lease liabilities (c)	187	21	234	28

Finance fees and discount amortization	3	6	4	9

As at December 31	$ 5,077	$ 6,213	$ 6,369	$ 8,343

19.	Income Taxes

a)	Provision for Income Taxes

(CAD$ in millions)	2017	2016

Current

Current taxes on profits for the year	$ 1,014	$ 551

Adjustments for current taxes of prior periods	(15)	(14)

Total current taxes	$ 999	$ 537

Deferred

Origination and reversal of temporary differences	$ 444	$ 42

Adjustments to deferred taxes of prior periods	23	(2)

Tax losses not recognized (recognition of previously unrecognized losses)	(9)	(10)

Effect due to tax legislative changes	(19)	20

Total deferred taxes	$ 439	$ 50
	$ 1,438	$ 587

Consolidated Financial Statements	101

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

19.	Income Taxes (continued)

b)	Reconciliation of income taxes calculated at the Canadian statutory income tax rate to the actual provision for income taxes is as follows:

(CAD$ in millions)	2017	2016

Tax (recovery) expense at the Canadian statutory income tax rate of 26.10% (2016 — 26.10%)	$ 1,038	$ 425

Tax effect of:

Resource taxes	371	170

Resource and depletion allowances	(128)	(110)

Non-temporary differences including one-half of capital gains and losses	14	(15)

Tax pools not recognized (recognition of previously unrecognized tax pools)	(9)	(10)

Effect due to tax legislative changes	(19)	20

Withholding taxes	57	40

Difference in tax rates in foreign jurisdictions	129	90

Revisions to prior year estimates	12	(5)

Other	(27)	(18)
	$ 1,438	$ 587

Effective January 1, 2018, the Canadian statutory tax rate increased by 1% due to the British Columbia legislative change which resulted in an increase to deferred tax liabilities of $82 million.

As a result of the enacted U.S. tax reform, our statutory U.S. federal income tax rate decreased from 35% to 21%. Accordingly, a $101 million reduction in our deferred tax liabilities was recorded, which relates to the reduction in corporate income tax rate and the repeal of the corporate alternative minimum tax regime.

c)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(CAD$ in millions)	2017	2016

Net operating loss carryforwards	$ 133	$ (154)

Capital allowances in excess of depreciation	775	311

Decommissioning and restoration provisions	(393)	(212)

U.S. alternative minimum tax credits	(31)	(9)

Unrealized foreign exchange losses	89	113

Withholding taxes	(10)	4

Retirement benefit plans	4	2

Other temporary differences	(128)	(5)
	$ 439	$ 50

102	Teck 2017 Annual Report | Horizons

d)	Temporary differences giving rise to deferred income tax assets and liabilities are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016

Net operating loss carryforwards	$58	$32

Property, plant and equipment	(189)	35

Decommissioning and restoration provisions	78	–

U.S. alternative minimum tax credits	143	–

Retirement benefit plans	23	–

Other temporary differences	41	45

Deferred income tax assets	$154	$112

Net operating loss carryforwards	$(1,059)	$(1,218)

Property, plant and equipment	7,390	6,881

Decommissioning and restoration provisions	(754)	(439)

U.S. alternative minimum tax credits	–	(112)

Unrealized foreign exchange	(135)	(224)

Withholding taxes	79	89

Retirement benefit plans	(22)	(92)

Other temporary differences	(101)	11

Deferred income tax liabilities	$5,398	$4,896

e)	The general movement in the net deferred income taxes account is as follows:

(CAD$ in millions)	2017	2016

As at January 1	$4,784	$4,738

Income statement change	439	50

Amounts recognized in equity	–	6

Tax charge relating to components of other comprehensive income	90	37

Foreign exchange and other differences	(69)	(47)

As at December 31	$5,244	$4,784

f)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $694 million (2016 — $730 million) have not been recognized on the unremitted earnings associated with investments in subsidiaries and interests in joint arrangements where we are in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

g)	Loss Carryforwards and Canadian Development Expenses

At December 31, 2017, we had $3.63 billion of Canadian federal net operating loss carryforwards (2016 — $4.57 billion). These loss carryforwards expire at various dates between 2028 and 2036. We have $981 million of cumulative Canadian development expenses at December 31, 2017 (2016 — $1.33 billion), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year. The deferred tax benefits of these pools have been recognized. In addition, we have $103.7 million of Canadian federal and provincial investment tax credits that expire at various dates between 2021 and 2037.

Consolidated Financial Statements	103

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

19.	Income Taxes (continued)

h)	Deferred Tax Assets Not Recognized

We have not recognized $231 million (2016 — $270 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

20.	Deferred Consideration

In 2015, we entered into a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation (Franco-Nevada) linked to our share of silver production at the Antamina mine.

We received a payment of $789 million (US$610 million) from Franco-Nevada on closing of the transaction, and we receive 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. We deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by Antamina, which represents our proportionate share of silver produced by Antamina. In the event that 86 million ounces of silver has been delivered under the agreement, the stream will be reduced by one-third to 15% of payable silver sold by Antamina.

Antamina is not a party to the agreement with Franco-Nevada, and our rights as a shareholder of Antamina are unaffected by the agreement.

The following table summarizes the movements in deferred consideration for the years ended December 31, 2017, and 2016:

(CAD$ in millions)	2017	2016

As at January 1	$755	$816

Recognized in profit	(32)	(36)

Changes in foreign exchange rates	(49)	(25)

As at December 31	$674	$755
Less current portion of deferred consideration (Note 17)	(23)	(32)

Long-term deferred consideration	$651	$723

21.	Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees, and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded, and we meet benefit obligations as they come due.

104	Teck 2017 Annual Report | Horizons

a)	Actuarial Valuation of Plans

(CAD$ in millions)	2017		2016

	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans

Defined benefit obligation

Balance at beginning of year	$2,106	$538	$2,112	$518

Current service cost	48	24	46	21

Past service costs arising from plan improvements	10	–	7	1

Benefits paid	(153)	(23)	(151)	(19)

Interest expense	79	22	79	21

Obligation experience adjustments	27	(22)	(8)	2

Effect from change in financial assumptions	119	25	33	8

Effect from change in demographic assumptions	–	(104)	(6)	(13)

Changes in foreign exchange rates	(12)	(5)	(6)	(1)

Balance at end of year	2,224	455	2,106	538

Fair value of plan assets

Fair value at beginning of year	2,342	–	2,312	–

Interest income	88	–	87	–

Return on plan assets, excluding amounts included in interest income	212	–	63	–

Benefits paid	(153)	(23)	(151)	(19)

Contributions by the employer	31	23	36	19

Changes in foreign exchange rates	(10)	–	(5)	–

Fair value at end of year	2,510	–	2,342	–

Funding surplus (deficit)	286	(455)	236	(538)

Less effect of the asset ceiling

Balance at beginning of year	58	–	36	–

Interest on asset ceiling	3	–	1	–

Change in asset ceiling	(17)	–	21	–

Balance at end of year	44	–	58	–

Net accrued retirement benefit asset (liability)	$242	$(455)	$178	$(538)

Represented by:

Pension assets (Note 13)	$339	$–	$283	$–

Accrued retirement benefit liability	(97)	(455)	(105)	(538)

Net accrued retirement benefit asset (liability)	$242	$(455)	$178	$(538)

A number of the plans have a surplus totalling $44 million at December 31, 2017 (December 31, 2016 – $58 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2017, we recorded a $104 million gain through other comprehensive income (loss) as a result of changes in assumptions related to a reduction in future Medical Services Plan premiums required for post-retirement benefit plan members in the Province of British Columbia.

Consolidated Financial Statements	105

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

21.	Retirement Benefit Plans (continued)

We expect to contribute $28 million to our defined benefit pension plans in 2018 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 14 years and the weighted average duration of the non-pension post-retirement benefit obligation is 17 years.

Defined contribution expense for 2017 was $44 million (2016 — $44 million).

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2017		2016

	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans

Discount rate	3.36%	3.44%	3.74%	3.79%

Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%

Initial medical trend rate	–	5.00%	–	5.50%

Ultimate medical trend rate	–	5.00%	–	5.00%

Years to reach ultimate medical trend rate	–	–	–	2

c)	Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

	2017
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption

Discount rate	1.0%	Decrease by 15%	Increase by 17%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

	2016
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption

Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

106	Teck 2017 Annual Report | Horizons

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2017		2016

	Male	Female	Male	Female

Retiring at the end of the reporting period	85.2 years	87.6 years	85.1 years	87.6 years

Retiring 20 years after the end of the reporting period	86.3 years	88.6 years	86.3 years	88.6 years

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields, and an increase in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2017 and 2016 are as follows:

(CAD$ in millions)	2017			2016

	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %

Equity securities	$ 1,184	$–	47%	$ 1,124	$–	48%

Debt securities	$ 935	$–	37%	$ 850	$–	36%

Real estate and other	$ 74	$317	16%	$ 49	$319	16%

Consolidated Financial Statements	107

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

22.	Other Liabilities and Provisions

(CAD$ in millions)	December 31, 2017	December 31, 2016

Provisions (a)	$ 1,905	$ 1,236

Derivative liabilities (net of current portion of $nil (2016 —$5 million))	43	21

Other	29	65

	$ 1,977	$ 1,322

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2017:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total

As at January 1, 2017	$ 1,220	$ 87	$ 1,307

Settled during the year	(39)	(10)	(49)

Change in discount rate	210	–	210

Change in amount and timing of cash flows	406	121	527

Accretion	81	–	81

Other	(2)	–	(2)

Changes in foreign exchange rates	(32)	(4)	(36)

As at December 31, 2017	1,844	194	2,038

Less current portion of provisions (Note 17)	(83)	(50)	(133)

Long-term provisions	$ 1,761	$ 144	$ 1,905

During the year ended December 31, 2017, we recorded $121 million of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of, or after, the life of the related operation. Our provision for these expenditures was $1,169 million as at December 31, 2017. After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $675 million as at December 31, 2017. In 2017, the decommissioning and restoration provision was calculated using nominal discount rates between 5.32% and 6.82%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $270 million (2016 — $194 million) in respect of closed operations.

During the fourth quarter of 2017, our decommissioning and restoration provisions increased by $398 million compared to the third quarter as a result of a change in cash flow estimates, the majority of which relates to post-closure water quality management costs at Teck Coal (Note 4). This increase was partially offset by a decrease of $36 million relating to an increase in the discount rate compared to the third quarter.

108	Teck 2017 Annual Report | Horizons

23.	Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (Class B shares) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares

As at January 1, 2016	9,353	566,899

Options exercised (c)	–	647

As at December 31, 2016	9,353	567,546

Class A share conversion	(1,576)	1,576

Options exercised (c)	–	2,275

Acquired and cancelled pursuant to normal course issuer bid (h)	–	(5,891)

As at December 31, 2017	7,777	565,506

During the year ended December 31, 2017, 1,576,166 Class A common shares were converted into the same number of Class B subordinate voting shares. As a result of this conversion, the percentage of total votes attached to outstanding Class A common shares was reduced from 62.2% to 57.7% upon completion of this transaction in the second quarter of 2017.

c)	Share Options

Under our current share option plan, at December 31, 2017, 28 million Class B shares have been set aside for the grant of share options to full-time employees, of which 4.8 million remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

Consolidated Financial Statements	109

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

23.	Equity (continued)

During the year ended December 31, 2017, we granted 2,010,520 Class B share options to employees. These share options have a weighted average exercise price of $27.79, vest in equal amounts over three years, and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $8.32 per option (2016 — $1.81) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2017	2016

Weighted average exercise price	$27.79	$5.48

Dividend yield	2.20%	1.85%

Risk-free interest rate	1.06%	0.72%

Expected option life	4.2 years	4.2 years

Expected volatility	42%	46%

Forfeiture rate	0.36%	0.96%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2017		2016

	Share Options (in 000’s)	Weighted Average Exercise Price	Share Options (in 000’s)	Weighted Average Exercise Price

Outstanding at beginning of year	22,854	$18.38	15,929	$26.53

Granted	2,011	27.79	8,946	5.48

Exercised	(2,275)	11.47	(647)	12.15

Forfeited	(78)	16.25	(219)	10.74

Expired	(444)	40.40	(1,155)	35.73

Outstanding at end of year	22,068	$19.52	22,854	$18.38

Vested and exercisable at end of year	12,266	$24.94	9,090	$29.70

The average share price during the year was $27.86 (2016 — $17.59).

Information relating to share options outstanding at December 31, 2017, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)

8,018	$ 4.15–$ 12.35	91

5,083	$ 12.36–$ 20.14	86

2,734	$ 20.15–$ 26.79	74

4,527	$ 26.80–$ 36.85	77

1,706	$ 36.86–$ 58.80	45

22,068	$ 4.15–$ 58.80	81

Total share option compensation expense recognized for the year was $17 million (2016 — $22 million).

110	Teck 2017 Annual Report | Horizons

d)	Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively Units).

As of 2017, DSUs are granted to directors only. RSUs are granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to exercise. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to the payout date, depending on the date issued. PSUs granted prior to 2017 vest in a percentage of the original grant varying from 0% to 200% based on our total shareholder return ranking compared to a group of specified companies. PSUs issued in 2017 vest in a percentage from 0% to 200% based on both relative total shareholder return and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to vesting, depending on the date issued. Officers granted PSUs in 2017 can elect on the grant date to receive PSUs or PDSUs, which pay out following termination of employment as described below.

RSUs, PSUs, and PDSUs vest on December 20th in the year prior to the third anniversary of the grant date. DSUs vest immediately for directors, and on the December 20th in the year prior to the third anniversary of the grant date for employees. Units vest on a pro rata basis if employees retire or are terminated without cause, and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be exercised on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2017, we recognized compensation expense of $108 million for Units (2016 — $149 million). The total liability and intrinsic value for vested Units as at December 31, 2017 was $185 million (2016 — $128 million).

The outstanding Units are summarized in the following table:

(in 000’s)	2017		2016

	Outstanding	Vested	Outstanding	Vested

DSUs	2,648	2,423	2,597	2,119

RSUs	2,823	1,699	3,316	1,327

PSUs	1,517	869	1,554	616

PDSUs	70	20	—	—

	7,058	5,011	7,467	4,062

Consolidated Financial Statements	111

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

23.	Equity (continued)

e)	Accumulated Other Comprehensive Income

(CAD$ in millions)	2017	2016

Accumulated other comprehensive income — beginning of year	$422	$426

Currency translation differences:

Unrealized losses on translation of foreign subsidiaries	(488)	(201)

Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(46) and $(27))	341	180

	(147)	(21)

Available-for-sale financial assets:

Unrealized gains (losses) (net of taxes of $1 and $(6))	(4)	45

Gains reclassified to profit (net of taxes of $1 and $4)	(6)	(29)

	(10)	16

Share of other comprehensive income (loss) of associates and joint ventures	(1)	1

Remeasurements of retirement benefit plans (net of taxes of $(55) and $(7))	129	19

Total other comprehensive income (loss)	(29)	15

Less remeasurements of retirement benefit plans recorded in retained earnings	(129)	(19)

Accumulated other comprehensive income — end of year	$264	$422

f) Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(CAD$ in millions, except per share data)	2017	2016

Net basic and diluted profit attributable to shareholders of the company	$2,509	$1,040

Weighted average shares outstanding (000’s)	577,482	576,391
Dilutive effect of share options	8,910	6,496

Weighted average diluted shares outstanding (000’s)	586,392	582,887

Basic earnings per share	$4.34	$1.80
Diluted earnings per share	$4.28	$1.78

At December 31, 2017, 4,240,949 (2016 — 13,333,164) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

112	Teck 2017 Annual Report | Horizons

g)	Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.10, $0.05 and $0.45 per share in the second, third and fourth quarters of 2017, respectively, and $0.05 per share in the second and fourth quarters of 2016.

h)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to our normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2017, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period from October 10, 2017 to October 9, 2018. All repurchased shares will be cancelled. We repurchased 5,890,794 Class B subordinate voting shares under our normal course issuer bid during the fourth quarter of 2017.

24.	Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non- Controlling Interest	December 31, 2017	December 31, 2016

Carmen de Andacollo	Region IV, Chile	10%	$34	$45

Quebrada Blanca	Region I, Chile	23.5%	30	64

Elkview Mine Limited Partnership	British Columbia, Canada	5%	53	50

Compañia Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	25	–

			$142	$159

Consolidated Financial Statements	113

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

25.	Contingencies

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2017, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken, and that work is ongoing. The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal in the Ninth Circuit Court of Appeals, and a decision is expected in 2018.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML’s Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and feasibility study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

114	Teck 2017 Annual Report | Horizons

26.	Commitments

a)	Capital Commitments

As at December 31, 2017, we had contracted for $766 million of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment. This amount includes $323 million for Quebrada Blanca Phase 2, $196 million for our 20.89% share of Fort Hills, $175 million for our steelmaking coal operations and $72 million for our other operations. The amount includes $520 million that is expected to be incurred within one year and $246 million within two to five years.

b)	Operating Lease Commitments

We lease office premises, mining equipment and rail facilities under operating leases. The terms of these leases are up to 20 years.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog Operations. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next 15 years and US$6 million for the following seven years, totalling US$312 million over 22 years.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(CAD$ in millions)	2017	2016

Less than one year	$93	$80

One to five years	179	162

Thereafter	327	310

	$599	$552

Total operating lease expenses were $113 million (2016 — $93 million). This consists of $13 million (2016 — $10 million) for office premises, $60 million (2016 — $36 million) for mining equipment, $12 million (2016 — $10 million) for rail facilities and $28 million
(2016 — $37 million) for road and port facilities.

c)	Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$324 million was recorded in 2017 (2016 — US$213 million) in respect of this royalty.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $28 million was recorded in 2017 (2016 — $17 million) in respect of this royalty.

e)	Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs, and for shipping and distribution of products, which are incurred in the normal course of business. In addition, we have contractual arrangements for the purchase of 240 megawatts of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and are effective from dates between November 2016 and January 2018, extending for 21 years. The majority of these contracts are subject to force majeure provisions.

Consolidated Financial Statements	115

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

27.	Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expenses). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

(CAD$ in millions)	December 31, 2017

	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$6,152	$2,400	$4,131	$–	$–	$12,683

Less: Inter-segment revenues	–	–	(635)	–	–	(635)

Revenues	6,152	2,400	3,496	–	–	12,048

Cost of sales	(3,108)	(1,782)	(2,529)	–	–	(7,419)

Gross profit	3,044	618	967	–	–	4,629

Impairment reversal and (asset impairments)	207	(44)	–	–	–	163

Other operating income (expenses)	(99)	63	(28)	(3)	(392)	(459)

Profit (loss) from operations	3,152	637	939	(3)	(392)	4,333

Net finance expense	(5)	(45)	(31)	(7)	(124)	(212)

Non-operating income (expense)	(29)	5	(9)	–	(118)	(151)

Share of income of associates and joint ventures	–	3	–	–	3	6

Profit (loss) before taxes	3,118	600	899	(10)	(631)	3,976

Capital expenditures	673	467	244	911	4	2,299

Goodwill	702	385	–	–	–	1,087

Total assets	15,271	9,533	3,720	5,667	2,867	37,058

Net assets	$9,759	$5,748	$2,335	$4,656	$ (2,973)	$19,525

116	Teck 2017 Annual Report | Horizons

(CAD$ in millions)	December 31, 2016

	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$4,144	$2,007	$3,577	$2	$–	$9,730

Less: Inter-segment revenues	–	–	(430)	–	–	(430)

Revenues	4,144	2,007	3,147	2	–	9,300

Cost of sales	(2,765)	(1,817)	(2,317)	(5)	–	(6,904)

Gross profit (loss)	1,379	190	830	(3)	–	2,396

Asset impairments	–	–	(46)	(248)	–	(294)

Other operating income (expenses)	(74)	35	30	(30)	(338)	(377)

Profit (loss) from operations	1,305	225	814	(281)	(338)	1,725

Net finance expense	(21)	(42)	(27)	(6)	(242)	(338)

Non-operating income (expense)	6	(5)	(5)	–	243	239

Share of income of associates and joint ventures	–	2	–	–	–	2

Profit (loss) before taxes	1,290	180	782	(287)	(337)	1,628

Capital expenditures	348	339	190	1,010	6	1,893

Goodwill	702	412	–	–	–	1,114

Total assets	14,894	9,673	3,742	4,129	3,191	35,629

Net assets	$10,071	$6,029	$2,464	$3,648	$(4,611)	$17,601

The geographical distribution of our non-current assets is as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016

Canada	$22,466	$20,853

Chile	6,077	6,332

Peru	1,305	1,286

United States	1,131	1,180

Other	96	70

	$31,075	$29,721

Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

Consolidated Financial Statements	117

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

27.	Segmented Information (continued)

Revenue is attributed to regions based on the location of the port of delivery as designated by the customer and is as follows:

(CAD$ in millions)	2017	2016
Asia

China	$2,129	$1,773

Japan	1,921	1,319

South Korea	1,353	1,181

India	763	553

Other	970	825

Americas

United States	1,360	1,314

Canada	919	770

Latin America	407	294

Europe

Germany	579	354

Finland	284	178

Spain	278	186

Netherlands	215	95

Italy	191	124

Other	679	334

	$12,048	$9,300

28.	Accounting for Financial Instruments

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2017, $4.1 billion of U.S. dollar debt was designated in this manner.

118	Teck 2017 Annual Report | Horizons

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below. This risk is reduced by our policy to apply a hedge against our U.S. dollar net investments using our U.S. dollar debt.

(US$ in millions)	December 31, 2017	December 31, 2016

Cash and cash equivalents	$368	$521

Trade accounts receivable	913	867

Trade accounts payable and other liabilities	(569)	(572)

Debt	(4,831)	(6,141)

	(4,119)	(5,325)

Net investment in foreign operations hedged	4,149	5,424

Net U.S. dollar exposure	$30	$99

As at December 31, 2017, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $3 million pre-tax loss (2016 — $10 million) from our financial instruments. There would also be a $157 million pre-tax loss (2016 — $11 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 18(e) details our available credit facilities as at December 31, 2017.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2017 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total

Trade accounts payable and other liabilities	$2,313	$–	$–	$–	$2,313

Debt (Note 18(f))	28	28	1,119	4,930	6,105

Estimated interest payments on debt	$346	$692	$626	$3,514	$5,178

Interest Rate Risk

Our interest rate risk arises mainly in respect of our holdings of cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows, denominated in U.S. dollars, do not.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the LIBOR rate, with other variables unchanged, would result in a $10 million pre-tax gain (2016 — $13 million). There would be no effect on other comprehensive income. The inverse effect would result if the LIBOR rate decreased by 1%.

Consolidated Financial Statement	119

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

28.	Accounting for Financial Instruments (continued)

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead, embedded derivatives in one of our road and port contracts, and in the ongoing payments under our silver stream and gold stream arrangements.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2017. There is no effect on other comprehensive income.

	Price on December 31,		Change in Profit Attributable to Shareholders

(CAD$ in millions, except for US$/lb. data)	2017	2016	2017	2016

Copper	US$3.26/lb.	US$2.50/lb.	$35	$24

Zinc	US$1.50/lb.	US$1.17/lb.	$5	$5

A 10% change in the price of zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net liability relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and change our pre-tax profit attributable to shareholders by $26 million (2016 — $45 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our cash, money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review of these ratings. We manage credit risk for trade and other receivables through close monitoring of outstanding customer receivables subject to established credit policies, procedures and controls and ongoing review to evaluate the credit-worthiness of customers. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, trade accounts receivable and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our receivable and payable balances for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments (for steelmaking coal). These arrangements have the characteristics of a derivative instrument, as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense). It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operations where the opposite effects occur.

120	Teck 2017 Annual Report | Horizons

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2017, and December 31, 2016.

	Outstanding at December 31, 2017		Outstanding at December 31, 2016

(Pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Receivable positions

Copper	138	$3.26	114	$2.50

Zinc	197	$1.50	231	$1.17

Lead	44	$1.13	26	$0.90

Payable positions

Zinc payable	97	$1.50	114	$1.17

Lead payable	30	$1.13	20	$0.90

At December 31, 2017, total outstanding settlements receivable were $687 million (2016 — $631 million), and total outstanding settlements payable were $39 million (2016 — $43 million). These amounts are included in trade accounts receivable and trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2017 and 2016, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2017 is as follows:

	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (CAD$ in millions)

Derivatives not designated as hedging instruments

Zinc swaps	175 million lbs.	US$1.44/lb.	US$1.47/lb.	$6

Lead swaps	68 million lbs.	US$1.09/lb.	US$1.09/lb.	–

				$6

All free-standing derivative contracts mature in 2018 and 2019.

Free-standing derivatives, not designated as hedging instruments, are recorded in trade accounts receivable in the amount of $6 million on the consolidated balance sheet.

Consolidated Financial Statements	121

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

28.	Accounting for Financial Instruments (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense)

	2017	2016

Zinc derivatives	$ 11	$ 45

Lead derivatives	10	(5)

Settlements receivable and payable	190	153

Contingent zinc escalation payment embedded derivative (c)	(24)	(18)

Gold stream embedded derivative (c)	13	6

Silver stream embedded derivative (c)	2	4

	$ 202	$ 185

During the year ended December 31, 2017, we recorded a $51 million gain (2016 — $113 million) in non-operating income (expense) (Note 9) related to an increase in the value of debt prepayment options (c).

Hedges

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

c)	Embedded Derivatives

One of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $43 million at December 31, 2017 (2016 — $20 million) and is included in other liabilities and provisions on the consolidated balance sheet.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to Teck from RGLD Gold AG and Franco-Nevada, respectively. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $9 million at December 31, 2017 (2016 — $2 million) and is included in financial and other assets (2016 — other liabilities and provisions) on the consolidated balance sheet. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $3 million at December 31, 2017 (2016 — $1 million) and is included in financial and other assets on the consolidated balance sheet.

Our June 2021 and 2024 notes issued in 2016 (Note 18(b)) include prepayment options that are considered to be embedded derivatives. The June 2021 notes were purchased in 2017, and the prepayment option was written off (Note 18(a)) during the year. At December 31, 2017, the prepayment option in the 2024 notes is recorded as financial and other assets (Note 13) on the consolidated balance sheet at a fair value of $108 million (2016 — $78 million) based on current market interest rates for similar instruments and our credit spread.

29.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

122	Teck 2017 Annual Report | Horizons

Level 1 — Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents, marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 — Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases and steelmaking coal sales because they are valued using quoted market prices for forward curves for copper, zinc and lead and published price assessments for steelmaking coal sales.

Level 3 — Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016, are summarized in the following table:

(CAD$ in millions)	2017				2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets

Cash equivalents	$722	$–	$–	$722	$1,153	$–	$–	$1,153

Marketable equity securities	94	–	–	94	95	–	–	95

Debt securities	67	–	4	71	68	–	11	79

Settlements receivable	–	687	–	687	–	631	–	631

Derivative instruments and embedded derivatives	–	126	–	126	–	142	–	142

	$883	$813	$4	$1,700	$1,316	$773	$11	$2,100

Financial liabilities

Derivative instruments and embedded derivatives	$–	$43	$–	$43	$–	$27	$–	$27

Settlements payable	–	39	–	39	–	43	–	43

	$–	$82	$–	$82	$–	$70	$–	$70

As at December 31, 2017 and 2016, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 6 for information about these fair value measurements.

Consolidated Financial Statements	123

Notes to Consolidated Financial Statements Years ended December 31, 2017 and 2016

30.	Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our shareholders. Our financial policies are to maintain, on average over time, a target debt to debt-plus-equity ratio of less than 30% and a target debt-to-EBITDA ratio of less than 2.5x. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain two committed revolving credit facilities consisting of a core liquidity facility of US$3 billion and a US$1.2 billion facility, which is used for financial letters of credit required while our credit rating is non-investment grade. These credit facilities include a financial covenant that requires us to maintain a debt-to-capitalization ratio that does not exceed 50% (Note 18).

As at December 31, 2017, our debt to debt-to-capitalization ratio was 25% (2016 — 32%), our debt-to-EBITDA ratio was 1.1 (2016 — 2.5) and our debt-to-adjusted-EBITDA ratio was 1.1 (2016 — 2.4). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital, asset sales as well as through the ongoing management of operations, investments and capital expenditures.

31.	Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors and senior vice presidents.

(CAD$ in millions)	2017	2016

Salaries, bonuses, director fees and other short term benefits	$16	$14

Post-employment benefits	5	6

Share option compensation expense (Note 23(c))	7	8

Compensation expense related to Units (Note 23(d))	52	85

	$80	$113

124	Teck 2017 Annual Report | Horizons

Board of Directors

Norman B. Keevil, O.C. (1)

Chairman of the Board

Director since: 1963

Warren S. R. Seyffert, Q.C. (1) (2) (3) (4) (5)

Deputy Chairman and Lead Director

Director since: 1989

Donald R. Lindsay (1)

President and Chief Executive Officer

Director since: 2005

Mayank M. Ashar (3) (5) (6)

Director since: 2007

Quan Chong

Director since: 2016

Laura L. Dottori-Attanasio (2) (4) (5)

Director since: 2014

Edward C. Dowling (1) (3) (4) (6)

Director since: 2012

Eiichi Fukuda (6)

Director since: 2016

Norman B. Keevil III (5) (6)

Director since: 1997

Takeshi Kubota (5) (6)

Director since: 2012

Tracey L. McVicar (2) (3)

Director since: 2014

Kenneth W. Pickering (5) (6)

Director since: 2015

Una M. Power (2) (6)

Director since: 2017

Timothy R. Snider (2) (3) (4)

Director since: 2015

Notes: (1) Member of the Executive Committee (2) Member of the Audit Committee (3) Member of the Compensation Committee (4) Member of the Corporate Governance and Nominating Committee (5) Member of the Safety and Sustainability Committee (6) Member of the Reserves Committee.

More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

(Left to right) Norman Keevil III, Mayank Ashar, Timothy Snider, Eiichi Fukuda, Donald Lindsay, Norman B. Keevil, Tracey McVicar, Laura Dottori-Attanasio, Quan Chong, Kenneth Pickering, Una Power, Takeshi Kubota, Edward Dowling; Not pictured: Warren Seyffert

Board of Directors	125

Officers

Norman B. Keevil, O.C.

Chairman of the Board

Warren S. R. Seyffert, Q.C.

Deputy Chairman and Lead Director

Donald R. Lindsay

President and Chief Executive Officer

Dale E. Andres

Senior Vice President, Base Metals

Alex N. Christopher

Senior Vice President, Exploration, Projects and Technical Services

Andrew J. Golding

Senior Vice President,

Corporate Development

Ronald A. Millos

Senior Vice President, Finance

and Chief Financial Officer

H. Fraser Phillips

Senior Vice President, Investor

Relations and Strategic Analysis

Raymond A. Reipas

Senior Vice President, Energy

Peter C. Rozee

Senior Vice President,

Commercial and Legal Affairs

Robin B. Sheremeta

Senior Vice President, Coal

Marcia M. Smith

Senior Vice President,

Sustainability and External Affairs

Andrew A. Stonkus

Senior Vice President,

Marketing and Logistics

Timothy C. Watson

Senior Vice President

Shehzad Bharmal

Vice President, North America Operations, Base Metals

Anne J. Chalmers

Vice President, Risk and Security

Larry M. Davey

Vice President, Planning and

Development, Coal

Christopher J. Dechert

Vice President,

Copper Operations, Chile

Mark Edwards

Vice President, Community and Government Relations

Réal Foley

Vice President, Coal Marketing

John F. Gingell

Vice President and Corporate

Controller

C. Jeffrey Hanman

Vice President, Corporate Affairs

M. Colin Joudrie

Vice President, Business Development

Ralph J. Lutes

Vice President, Asia

Scott E. Maloney

Vice President, Environment

Douglas J. Powrie

Vice President, Tax

Amanda R. Robinson

Corporate Secretary

Kalev Ruberg

Vice President, Teck Digital Systems and Chief Information Officer

Keith G. Stein

Vice President, Project Development

Lawrence Watkins

Vice President, Health and Safety

Scott R. Wilson

Vice President and Treasurer

Dean C. Winsor

Vice President, Human Resources

Officers listed as at February 14, 2018. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

126	Teck 2017 Annual Report | Horizons

Corporate Information

2017 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share
	High	Low	Close	Volume
Q1	$34.60	$25.90	$29.08	166,166,974
Q2	$32.18	$19.27	$22.48	143,220,254
Q3	$31.92	$22.05	$26.27	147,983,981
Q4	$33.76	$25.89	$32.87	116,086,280
				573,457,489
Class B subordinate voting shares–NYSE–US$/share
	High	Low	Close	Volume
Q1	$26.45	$19.20	$21.90	62,353,965
Q2	$24.07	$14.56	$17.33	63,534,363
Q3	$25.67	$17.20	$21.09	57,356,207
Q4	$26.80	$20.15	$26.17	64,493,390
				247,746,925
Class A common shares–TSX–CAD$/share
	High	Low	Close	Volume
Q1	$35.14	$26.73	$30.15	513,953
Q2	$32.84	$20.00	$23.00	219,158
Q3	$32.49	$22.81	$26.60	167,392
Q4	$33.56	$26.35	$33.05	204,367
				1,104,870

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$0.10	June 30, 2017
$0.05	September 29, 2017
$0.45	December 29, 2017

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits. The December 29, 2017 dividend included $0.05 per share for the regular quarterly dividend and $0.40 per share as a supplemental dividend, in accordance with our announced dividend policy.

Shares Outstanding at December 31, 2017

Class A common shares	7,777,304
Class B subordinate voting shares	565,506,055

Shareholder Relations

Amanda Robinson, Corporate Secretary

Annual Meeting

Our annual meeting of shareholders will be held at 11:00 a.m. on Wednesday, April 25, 2018, in the British Columbia Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia.

Transfer Agents

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to our Registrar and Transfer Agent:

AST Trust Company (Canada)

1600 – 1066 West Hastings Street,

Vancouver, British Columbia V6E 3X1

AST Trust Company (Canada) provides an AnswerLine Service

for the convenience of shareholders:

Toll-free in Canada and the United States

+1.800.387.0825

Outside Canada and the United States

+1.416.682.3860

Email: inquiries@astfinancial.com

American Stock Transfer & Trust Company, LLC

6201 – 15th Avenue,

Brooklyn, New York 11219

+1.800.937.5449 or +1.718.921.8124

Email: info@amstock.com

Website: www.amstock.com

TTY: +1.866.703.9077 or +1.718.921.8386

Auditors

PricewaterhouseCoopers LLP

Chartered Professional Accountants

Suite 700, 250 Howe Street,

Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form (AIF) that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our AIF and annual and quarterly reports are available on request or on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Corporate Information	127

Teck Resources Limited
Suite 3300, 500 Burrard Street
Vancouver, British Columbia, Canada
V6C OB3
+1.604.699.400Tel
+1.604.699.4750 Fax
www.teck.com
Setting Possibilities in Motion